File No. 82-5215

(Summary translation)

Annual Securities Report Including Financial Statements Under Japanese GAAP For the Year Ended March 31, 2008

Matsui Securities Co., Ltd.

1-4, Kojimachi, Chiyoda-ku, Tokyo, Japan

Filed with the Director of the Kanto Local Finance Bureau

On June 23, 2008

1 Information on the Company

Part 1 Outlook for the Company's Status

1 Major Business Indices

(1) Consolidated Business Indices

		Year Ended March 31, 2004	Year Ended March 31, 2005	Year Ended March 31, 2006	Year Ended March 31, 2007	Year Ended March 31, 2008
Operating revenues	(Millions of Yen)	25,036	36,918	57,072	43,691	39,915
Net operating revenues	(Millions of Yen)	23,738	34,623	54,150	40,708	36,689
Ordinary income	(Millions of Yen)	14,016	22,571	37,062	22,720	20,744
Net income	(Millions of Yen)	7,280	12,645	20,650	13,444	12,781
Net assets	(Millions of Yen)	39,162	49,715	67,645	75,281	81,044
Total assets	(Millions of Yen)	488,166	703,456	1,067,210	839,475	513,369
Net assets per share	(Yen)	439.36	557.20	252.17	279.70	301.03
Earnings per share	(Yen)	81.50	140.98	77.11	50.02	47.48
Fully diluted earnings per share	(Yen)	76.99	125.56	68.78	44.73	42.43
Equity ratio	(%)	8.0	7.1	6.3	9.0	15.8
Return on equity	(%)	20.5	28.5	35.2	18.8	16.4
Price earnings ratio	(Times)	39.88	30.39	21.17	20.65	11.88
Cash flows from operating activities	(Millions of Yen)	(87,829)	(25,019)	(30,650)	(30,991)	127,957
Cash flows from investing activities	(Millions of Yen)	(1,290)	(1,026)	(949)	(1,074)	(77)
Cash flows from financing activities	(Millions of Yen)	113,875	57,552	72,750	5,499	(154,736)
Cash and cash equivalents at end of period	(Millions of Yen)	29,744	61,251	102,403	75,837	48,981
Number of employees [Average temporary staff]		169 [42]	148 [34]	126 [84]	109 [200]	109 [214]

Note:

1. The Company split its stock three-for-one on May 17.
2. The Company has adopted "Accounting Standard for the Presentation of Net Assets in the Balance Sheet" (Accounting Standard Board of Japan, Statement No. 5) and "Guideline for the application of Accounting Standard for the Presentation of Net Assets in the Balance Sheet" (Accounting Standard Board of Japan, Statement No. 8) for the year ended March 31, 2007 and the following fiscal periods.

(2) Non-Consolidated Business Indices

		Year Ended March 31, 2004	Year Ended March 31, 2005	Year Ended March 31, 2006	Year Ended March 31, 2007	Year Ended March 31, 2008
Operating revenues [Commissions]	(Millions of Yen)	25,036 [20,206]	36,918 [27,083]	57,072 [42,477]	43,691 [26,936]	39,915 [24,521]
Net operating revenues	(Millions of Yen)	23,738	34,623	54,150	40,708	36,689
Ordinary income	(Millions of Yen)	14,007	22,559	37,052	22,709	20,732
Net income	(Millions of Yen)	7,275	12,638	20,644	13,449	12,771
Capital stock	(Millions of Yen)	11,463	11,469	11,750	11,922	11,942
Total shares outstanding	(1,000 shares)	88,967	89,055	268,281	269,183	269,254
Net assets	(Millions of Yen)	39,112	49,658	67,581	75,222	80,975
Total assets	(Millions of Yen)	488,111	703,393	1,067,143	839,414	513,296
Net assets per share	(Yen)	438.80	556.56	251.93	279.48	300.78
Annual dividends per share [Interim dividends per share]	(Yen)	24.54 [—]	42.58 [—]	23.09 [—]	23.00 [—]	35.00 [—]
Earnings per share	(Yen)	81.44	140.90	77.08	50.04	47.44
Fully diluted earnings per share	(Yen)	76.93	125.49	68.76	44.75	42.40
Equity ratio	(%)	8.0	7.1	6.3	9.0	15.8
Return on equity	(%)	20.5	28.5	35.2	18.8	16.4
Price earnings ratio	(Times)	39.90	30.40	21.17	20.64	11.89
Dividend payout ratio	(%)	30.01	30.00	30.00	46.0	73.8
Capital adequacy ratio	(%)	436.1	371.5	346.0	432.9	707.1
Number of employees [Average temporary staff]		166 [41]	147 [33]	125 [83]	108 [199]	108 [211]

Note:

1. Capital adequacy ratio is calculated with appropriated retained earnings being deduced from Tier I capital.
2. Dividend of 35 yen per share for the year ended March 31, 2008 includes commemorative dividend of 15 yen.
3. The Company split its stock three-for-one on May 17, 2005.
4. The Company has adopted "Accounting Standard for the Presentation of Net Assets in the Balance Sheet" (Accounting Standard Board of Japan, Statement No. 5) and "Guideline for the application of Accounting Standard for the Presentation of Net Assets in the Balance Sheet" (Accounting Standard Board of Japan, Statement No. 8) for the year ended March 31, 2007 and the following fiscal periods.

2 Company's History

Translation omitted.

3 Company's Business

Translation omitted.

4 Affiliated Companies

(As of March 31, 2008)

Name	Address	Common stock	Business involved	Company's Holding of the voting right	Relationship details
(Consolidated subsidiary) Matsui Real Estate Co., Ltd.	Chuo-ku, Tokyo, Japan	100 million yen	Holding administration and rental of real estate	100%	4 executive officers (directors and an auditor) are appointed as directors and an auditor of Matsui Real Estate Co., Ltd. Matsui Real Estate Co., Ltd. rents its real estates to the Company and partly maintains the Company's facilities.

5 Employees

(1) Consolidated Company

The Company and its consolidated subsidiaries employ 109 employees and 214 temporary employees.

(2) Non-Consolidated Company

The Company employs 108 employees and 211 temporary employees. The average age is 36.1, the average length of service of employees is 8.0 years and the average of their annual compensation is 7,388 thousand yen.

(3) Employees' Union

The Company has been maintaining a good relationship with the Matsui Securities Co., Ltd. Employees' Union. The total number of Union members is 56.

Part 2 Outlook for the Company's Business

1 Outlook for the Company's Business Results

Translation omitted.

2 Problems and Challenges to the Company's Business

Translation omitted.

3 Business Risk

Translation omitted.

4 Important Contracts for the Company's Business

Contract term	Title	Counterparty	Content
From February 2007 to May 2009	Contract on the information processing	CSK Securities Service Co., Ltd.	Information services on securities services
From May 2002 to May 2009	Contract on the back-office operations	CSK Securities Service Co., Ltd.	Information services on securities services

Note:

1. CSK Securities Service Co., Ltd. is a wholly-owned subsidiary of CSK Holdings Corporation.
2. The Company had originally entered into a contract with CSK Systems Corporation on the information processing, however the counterparty of the contract was changed to CSK Securities Service Co., Ltd. since CSK Securities Service Co., Ltd. acquired the business from CSK Systems Corporation.
3. The term of the contracts described above, which was originally dated from May 2002 to May 2007, has been extended to expire in May 2009 based on an agreement made on April 2006. The extension of the contracts is dated as of February 2007. The term of the contract on the information processing was updated to start on February 2007 and to end on May 2009 because of the transfer of business described above.

5 Research and Development

No relevant items.

6 Analysis of Financial Position and Operating Results

Translation omitted.

Part 3 Equipment

1 Investment in Equipment

The company invested 1,340 million yen during the year ended March 31, 2008 mainly to acquire software to enhance services and introduce new products.

2 Major Equipment

(1) The Company

Offices	Location	Category	Book value (Millions of Yen)				Number of employees
			Buildings	Equipment	Land (Area m^2)	Total	
Headquarters	Chiyoda-ku, Tokyo	Headquarter function	91	162	— (—)	252	104 (38)
Sapporo Call Center	Chuo-ku, Sapporo, Hokkaido	Call Center equipment	—	8	— (—)	8	4 (173)
Nihombashi Branch	Chuo-ku, Tokyo	Other equipment	13	6	— (—)	19	— (—)

Note:

1. The headquarters are rented from Sumitomo Realty & Development Co., Ltd., the Sapporo Call Center is rented from Nippon Life Insurance Company and the Nihombashi Branch is rented from Matsui Real Estate Co., Ltd., the Company's subsidiary.
2. Costs incurred in relation to investments in the online securities trading system are mainly accounted for as "Software" in the balance sheet of the Company. The total book value of Software totaled 3,274 million yen as of March 31, 2008.
3. The number in parentheses under number of employees shows the average number of temporary employees.

(2) Domestic Subsidiary

Name	Location	Category	Book value (Millions of yen)				Number of employees
			Buildings	Equipment	Land (Area m^2)	Total	
Matsui Real Estate Co., Ltd.	Chuo-ku, Tokyo	Other equipment	37	0	244 (2,562)	281	1

3 Plans to Purchase or Dispose Equipment

The Company plans to invest 3,300 million yen mainly in online securities trading systems using its own capital from April 2008 through March 2009. The Company has no plans to dispose of any major equipment.

Part 4 Corporate Profiles

1 Number of Shares

(1) Total Number of Shares

Total Shares Authorized	
Common Stock	1,050,000,000 shares
Total	1,050,000,000 shares

	Number of Shares Outstanding		Stock Exchanges Listed
	As of March 31, 2008 (End of the fiscal year ended March 31, 2008)	As of June 23, 2008 (Date of the filing of this Report)	
Common Stock	269,253,902 shares	269,253,902 shares	Tokyo Stock Exchange (First Section)
Total	269,253,902 shares	269,253,902 shares	—

Note: The number of shares outstanding as of June 23, 2008 does not include those shares issued as a result of the exercise of new-share purchase rights in the period from June 1, 2007 to June 23, 2008.

(2) New-Share Purchase Rights

Zero Coupon Convertible Bonds due 2011 (Issued on November 17, 2003)		
	As of March 31, 2008	As of May 31, 2008
Number of new-share purchase rights	19,900	19,900
Number of new-share purchase rights held by the Company	—	—
Stock on which the new-share purchase rights will be executed	Common Stock	Common Stock
Number of shares to be issued by the new-share purchase rights	31,983,285	33,459,436
Total value of payment	39,800,000,000 Yen (2 million yen per one new-share purchase rights 1,244.4 Yen per share)	39,800,000,000 Yen (2 million yen per one new-share purchase rights 1,189.5 Yen per share)
Period of exercise of rights	From December 1, 2003 to March 17, 2011	
Price of issuance and amount to be capitalized as common stocks	Price of Issuance: 1,244.4 Yen Value to be capitalized as common stocks: 623 Yen	Price of Issuance: 1,189.5 Yen Value to be capitalized as common stocks: 595 Yen
Conditions of execution	New-share purchase rights of each bond cannot be exercised partially.	
Restrictions on assignment of rights	The new-share purchase rights can not be assigned separately from the bonds.	
Alternative payment on the exercise of the rights	The amount equivalent to the bonds issued is to be treated as the fulfillment of the payment on the exercise of the rights.	
Grant of rights due to corporate reorganization	—	—
Outstanding balance of bonds with new-share purchase rights (Millions of yen)	39,800	39,800

Translation omitted for the new-share purchase rights issued as stock options: See (8) Details of Stock Options.

(3) Rights Plan

No relevant items.

(4) Total Number of Shares Outstanding and Capital Stock

	Shares Outstanding (Number of Shares)		Capital Stock (Millions of Yen)		Additional Paid in Capital (Millions of Yen)		Note
	Change	Outstanding amount	Change	Outstanding amount	Change	Outstanding amount	
From April 1, 2003 To March 31, 2004	915,760	88,967,059	58	11,463	57	9,312	Exercise of New-share purchase rights
From April 1, 2004 To March 31, 2005	88,256	89,055,315	6	11,469	6	9,317	Exercise of New-share purchase rights
From April 1, 2005 To March 31, 2006	179,226,170	268,281,485	281	11,750	281	9,598	Note: 1, 2, 3
From April 1, 2006 To March 31, 2007	901,017	269,182,502	172	11,922	172	9,770	Exercise of New-share purchase rights
From April 1, 2007 To March 31, 2008	71,400	269,253,902	20	11,942	20	9,790	Exercise of New-share purchase rights

Note:

1. As a result of the stock split three-for-one on May 17, 2005, the number of shares increased by 178,110,630 shares compared to the total shares outstanding as of March 31, 2005.
2. As a result of the exercise of new-share purchase rights of the Convertible Bonds, the shares outstanding increased by 155,981shares, Capital increased by 100 million yen and Additional paid-in Capital increased by 100 million yen.
3. As a result of the exercise of new-share purchase rights, the shares outstanding increased by 959,559 shares, Capital increased by 181 million yen and Additional paid-in Capital increased by 181 million yen.

(5) Distribution of Shares

(As of March 31, 2008)

	Distribution of shares (1 unit = 100 shares)								Odd-lot Shares (Shares)
	National and municipal governments	Financial institutions	Securities companies	Other institutions	Foreign institutions and others		Individuals and others	Total	
					Share-holders other than indi-viduals	Individuals			
Number of shareholders	—	41	45	225	219	13	53,510	54,053	—
Number of shares in possession (unit)	—	136,133	47,990	361,427	437,360	344	1,709,147	2,692,401	13,802
Percentage of shares in possession (%)	—	5.06	1.78	13.42	16.24	0.01	63.48	100.00	—

Note:

1. 321 units out of 32,138 treasury stock are included in the "Individuals and others" and 38 out of 32,138 treasury stock are included in "odd-lot shares".
2. 19 units under the title of Japan Securities Depositary Center Inc. are included in "other institutions".

(6) Principal Shareholders

(As of March 31, 2008)

Name	Address	Shares in possession (Thousands of shares)	Percentage of shares in possession to the total shares outstanding (%)
Chizuko Matsui	Bunkyo-ku, Tokyo, Japan	69,700	25.89
Michio Matsui	Bunkyo-ku, Tokyo, Japan	31,864	11.83
Shokosha Ltd.	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	24,391	9.06
Maruroku Ltd.	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	10,692	3.97
BNY GCM Client Account JPRD AC ISG (FE - AC) (Standing proxy: The Bank of Tokyo-Mitsubishi UFJ,Ltd.)	PETERBOROUGH COURT 133 FLEET STREET LONDON EC4A 2BB UNITED KINGDOM (2-7-1, Marunouchi, Chiyoda-ku, Tokyo, Japan)	7,919	2.94
Chase Manhattan Bank GTS Clients Account Escrow (Standing proxy: Mizuho Corporate Bank, Limited. Kabutocho Securities Settlement Office)	5TH FLOOR, TRINITY TOWER 9, THOMAS MORE STREET LONDON, E1W 1YT, UNITED KINGDOM (6-7, Nihonbashi Kabutocho, Chuo-ku, Tokyo, Japan)	6,473	2.40
Michitaro Matsui	Bunkyo-ku, Tokyo, Japan	4,390	1.63
Chiaki Matsui	Bunkyo-ku, Tokyo, Japan	4,390	1.63
Yuma Matsui	Bunkyo-ku, Tokyo, Japan	4,390	1.63
BBH (LUX) for Fidelity Funds - Japan Fund (Standing proxy: The Bank of Tokyo-Mitsubishi UFJ,Ltd.)	KANSALLIS HOUSE, PLACE DE L'ETOILE, L-1021 LUXEMBOURG (2-7-1,Marunouchi,Chiyoda-ku,Tokyo,Japan)	3,947	1.47
Total	—	168,156	62.45

Note:

The Company has received an "Amendment Report on the Report as to Acquisition of Large Proportion of Shares" dated April 7, 2008 filed by Fidelity Investments Japan Limited and 1 other company reporting that they jointly hold our shares as of March 31, 2008 as follows. However, these numbers are not included in the table above because we are not able to verify the number of shares they hold as of the end of this fiscal period.

Name	Address	Shares in possession (Thousands of shares)	Percentage of shares in possession to the total shares outstanding (%)
Fidelity Investments Japan Limited	Shiroyama Trust Tower, 4-3-1, Toranomon, Minato-ku, Tokyo, Japan	9,692	3.60
FMR LLC	82 Devonshire Street, Boston, Massachusetts 02109, USA	9,807	3.64

Voting Rights

(i) Outstanding shares

(As of March 31, 2008)

	Number of shares	Number of voting rights
Shares without voting rights	—	—
Shares with limited voting rights (Treasury stock)	—	—
Shares with limited voting rights (Other than treasury stock)	—	—
Shares with full voting rights (Treasury stock)	(Treasury stock) Common stock 32,100	—
Shares with full voting rights (Other than treasury stock)	Common stock 269,208,000	2,692,080
Odd lot shares (1 lot = 100 shares)	Common stock 13,802	—
Total number of shares outstanding	269,253,902	—
Total number of voting rights	—	2,692,080

Note:

1. 1,900 shares (19 voting rights) under the title of Japan Securities Depositary Center Inc. and 570,900 shares (5,709 voting rights) of securities bought by customers using money loaned from the Company's own fund are included in "Securities with full voting rights (Other than treasury stock)."
2. 38 treasury shares are included in odd-lot shares.

(ii) Treasury Stock

(As of March 31, 2008)

Name of shareholders	Address	Treasury stock held by the Company's own name	Treasury stock held by other person's name	Total Number of shares held	Percentage of shares to the total number of outstanding shares (%)
(Treasury stock held by the Company) Matsui Securities Co., Ltd.	1-4, Kojimachi, Chiyoda-ku, Tokyo, Japan	32,100	—	32,100	0.01
Total	—	32,100	—	32,100	0.01

(8) Details of Stock Options

The number of shares to be issued as of June 23, 2008 does not reflect the reduction of shares to be issued by the execution of new-share purchase rights for the period from June 1, 2008 to June 23, 2008.

(As of June 23, 2008)

Special resolution of general shareholders' meeting (June 16, 2002)	
Number of shares to be issued	4,500 Common stock
Eligible holder of rights	Employees: 1 (4,500 Shares)
Total value of payment	Total: 2,515,500 Yen (559 Yen per share)
Period of exercise of rights	From July 15, 2005 to July 14, 2010
Price of issuance and amount to be capitalized as common stock	Price of issuance: 559 Yen Capitalized as common stock: 280 Yen
Restrictions on assignment of rights	Assignments of rights require the approval of board of directors.
Alternative payment on the exercise of the rights	—
Grant of rights due to corporate reorganization	—

(As of June 23, 2008)

Special resolution of general shareholders' meeting (June 22, 2003)	
Number of shares to be issued	10,800 Common stock
Eligible holder of rights	Directors: 1 (1,800 Shares) Employees: 5 (9,000 Shares)
Total value of payment	5,983,200 Yen (554 Yen per share)
Period of exercise of rights	From July 15, 2005 to July 14, 2008
Price of issuance and amount to be capitalized as common stock	Price of issuance: 554 Yen Capitalized as common stock: 277 Yen
Restrictions on assignment of rights	Assignments of rights require the approval of board of directors.
Alternative payment on the exercise of the rights	—
Grant of rights due to corporate reorganization	—

(As of June 23, 2008)

Special resolution of general shareholders' meeting (June 27, 2004)	
Number of shares to be issued	477,000 Common stock
Eligible holder of rights	Directors: 6 (213,000 Shares) Employees: 42 (264,000 Shares)
Total value of payment	Total: 580,509,000 Yen (1,217 Yen per share)
Price of issuance and amount to be capitalized as common stock	Price of issuance: 1,217 Yen Capitalized as common stock: 609 Yen
Period of exercise of rights	From July 15, 2006 to July 14, 2009
Restrictions on assignment of rights	Assignments of rights require the approval of board of directors.
Alternative payment on the exercise of the rights	—
Grant of rights due to corporate reorganization	—

2 Acquisition of treasury stock

(1) Acquisition based on the resolution of shareholders' meeting

No relevant items.

(2) Acquisition based on the resolution of board of directors

No relevant items.

(3) Acquisition not based on the resolution of shareholders' meeting nor board of directors

Item	Number of shares	Total value (Millions of Yen)
Acquisition of treasury stock in the year ended March 31, 2008	302	0
Acquisition of treasury stock from April 1, 2008 to June 23, 2008	—	—

Note: Acquisition of treasury stock from April 1, 2008 to June 23, 2008 does not include the purchase of odd-lot shares from June 1, 2008 to June 23, 2008.

(4) Retirement and holdings of treasury stocks

Item	Year ended March 31, 2008		From April 1, 2008 to June 23, 2008	
	Number of shares	Total value of retirement (Millions of Yen)	Number of shares	Total value of retirement (Millions of Yen)
Treasury stock subscribed	—	—	—	—
Treasury stock retired	—	—	—	—
Treasury stock transferred by merger, stock exchanges or splits	—	—	—	—
Others (–)	—	—	—	—
Number of treasury stock	32,138	—	32,138	—

Note: The number of treasury stock from April 1, 2008 to June 23, 2008 does not include the purchase of odd-lot shares from June 1, 2008 to June 23, 2008.

3 Dividend Policy

The Company regards its dividend policy to be one of its most significant managerial agendas. The dividend policy of the Company was to distribute 30% of net income to its shareholders as dividends considering various factors, ranging from the level of equity to provide margin-trading services to its customers, to the circumstances to conduct investments strategically. However, in order to carry out flexible profit sharing, we revised the target of payout ratio to 30% and above. In addition, under the new dividend policy, consolidated net income is the basis for the calculation of dividend payment although non-consolidated net income was the basis for the calculation.

The Company basically distributes dividends once a year based on the resolution of the shareholders' meetings.

The shareholders' meeting resolved to distribute 35 yen per share including commemorative dividend of 15 yen with March 31, 2008 being the effective date considering the situation that the equity level is already sufficiently high to prepare for a sudden increase in margin-trade volume.

Retained earnings are to be used to invest in online securities trading systems and to working capital for margin-trading services to its customers.

The articles of incorporation of the Company allow interim dividends.

Distribution of the capital and retained surplus for the year ended March 31, 2008 is as follows:

Date of resolution	Amount of dividend payment	Dividends per share
Ordinary General Meeting of Shareholders held on June 22, 2008	9,423 million yen	35.00 yen

4 Price of Shares

Yearly Highest and Lowest Prices for the Last Five fiscal years		Year Ended March 31, 2004	Year Ended March 31, 2005	Year Ended March 31, 2006	Year Ended March 31, 2007	Year Ended March 31, 2008
	Highest (Yen)	3,570	4,370 [1,509]	1,861	1,716	1,161
	Lowest (Yen)	705	2,695 [1,355]	1,000	770	561

Monthly Highest and Lowest Prices for the second half of fiscal 2007 Ended March 31, 2008		October 2007	November 2007	December 2007	January 2008	February 2008	March 2008
	Highest (Yen)	972	933	928	890	723	691
	Lowest (Yen)	779	819	825	625	645	561

Note:

1. The highest and lowest prices are quoted on the 1st section of the Tokyo Stock Exchange.
2. The numbers in parentheses show ex-rights price by stock split.

5 Executives

	Title	Number of shares in possession
Michio Matsui	President and Chief Executive Officer	31,864
Toshimasa Sekine	Director (Director in charge of Corporate Administration Dept. and Compliance Dept.)	18
Ayumi Sato	Director (General Manager of Customer Support Dept.)	55
Takashi Moribe	Director (General Manager of RTGS Operation Dept. and Director in charge of Business Development Dept.)	25
Akihiro Ichimura	Director (General Manager of Corporate Services Dept.)	3
Kunihiko Sato	Director (General Manager of System Dept. and Director in charge of System Management Dept.)	26
Akira Warita	Director (Director in charge of Marketing Dept.)	10
Shinichi Uzawa	Director (General Manager of Finance Dept.)	15
Yukihiro Yabuki	Standing Corporate Auditor	10
Norio Igarashi	Corporate Auditor	—
Toshihiro Takagi	Corporate Auditor	4
Yasuo Mochizuki	Corporate Auditor	—
Total	—	32,031

The Company appointed Mr. Yoshio Yoshida, a lawyer, as a substitute auditor in preparation for the vacancy of the incumbent auditors.

6 Corporate Governance

Translation omitted.

7 Operations of Business

(1) Commissions

(Millions of Yen)

	Item	Stocks	Bonds	Beneficiary Certificates	Others	Total
Year ended March 31, 2007	Brokerage commissions	24,194	—	126	65	24,386
	Underwriting and selling commissions	58	—	—	—	58
	Subscription and distribution commissions	24	—	—	—	24
	Others	842	—	6	1,619	2,468
	Total	25,119	—	133	1,685	26,936
Year ended March 31, 2008	Brokerage commissions	21,861	—	130	94	22,085
	Underwriting and selling commissions	11	—	—	—	11
	Subscription and distribution commissions	2	—	—	—	2
	Others	649	—	8	1,767	2,424
	Total	22,523	—	138	1,861	24,521

(2) Net Gain on Trading

(Millions of Yen)

	Year ended March 31, 2007			Year ended March 31, 2008		
	Realized gain and loss	Evaluation gain and loss	Total	Realized gain and loss	Evaluation gain and loss	Total
Net gain on trading of stocks	(82)	–	(82)	(0)	–	(0)
Net gain on trading of bonds and others	9	(0)	9	9	0	9
Bonds	—	—	—	—	—	—
Others	9	(0)	9	9	0	9
Total	(73)	(0)	(73)	9	0	9

(3) Operations of Securities Trading

[1] Trading of securities excluding futures trading

i)Stocks

(Millions of Yen)

	Brokerage	Proprietary trading	Total
Year ended March 31, 2007	26,703,655	15,447	26,719,102
Year ended March 31, 2008	18,983,033	2,630	18,985,663

(Margin Trading)

(Millions of Yen)

	Brokerage	Proprietary trading	Total
Year ended March 31, 2007	17,393,580	—	17,393,580
Year ended March 31, 2008	12,218,252	—	12,218,252

ii)Bonds

(Millions of Yen)

	Brokerage	Proprietary trading	Total
Year ended March 31, 2007	—	—	—
Year ended March 31, 2008	—	—	—

Beneficiary Certificates

(Millions of Yen)

	Brokerage	Proprietary trading	Total
Year ended March 31, 2007	143,368	95	143,463
Year ended March 31, 2008	122,425	20	122,444

iv) Others

(Millions of Yen)

	New-share purchase rights	Commercial paper	Others	Total
Year ended March 31, 2007	—	—	15,897	15,897
Year ended March 31, 2008	—	—	14,047	14,047

(Brokerage trading)

(Millions of Yen)

	New-share purchase rights	Commercial paper	Others	Total
Year ended March 31, 2007	—	—	15,897	15,897
Year ended March 31, 2008	—	—	14,047	14,047

[2] Futures Trading

i)Stock-based

(Millions of Yen)

	Futures trading		Option trading		Total
	Brokerage	Proprietary trading	Brokerage	Proprietary trading	
Year ended March 31, 2007	29,569,838	3,386	42,233,129	12,894	71,819,248
Year ended March 31, 2008	49,017,260	983	49,606,814	6,543	98,631,600

ii)Bond-based

(Millions of Yen)

	Futures trading		Option trading		Total
	Brokerage	Proprietary trading	Brokerage	Proprietary trading	
Year ended March 31, 2007	—	—	—	—	—
Year ended March 31, 2008	—	—	—	—	—

[3] Underwriting and selling, Subscription and distribution, and Private offering

i)Stocks

(Millions of Yen)

	Underwriting	Selling	Subscription	Distribution	Private offerings
Year ended March 31, 2007	1,504	1,504	1,047	500	—
Year ended March 31, 2008	379	379	117	—	—

ii)Bonds

(Millions of Yen)

	Item	Underwriting	Selling	Subscription	Distribution	Private offerings
Year ended March 31, 2007	Government Bonds	—	—	—	—	—
	Municipal Bonds	—	—	—	—	—
	Special Bonds	—	—	—	—	—
	Corporate Bonds	—	—	—	—	—
	Foreign Bonds	—	—	—	—	—
	Total	—	—	—	—	—
Year ended March 31, 2008	Government Bonds	—	—	—	—	—
	Municipal Bonds	—	—	—	—	—
	Special Bonds	—	—	—	—	—
	Corporate Bonds	—	—	—	—	—
	Foreign Bonds	—	—	—	—	—
	Total	—	—	—	—	—

iii)Beneficiary certificates

(Millions of Yen)

	Underwriting	Selling	Subscription	Distribution	Private offerings
Year ended March 31, 2007	—	—	3,431	—	—
Year ended March 31, 2008	—	—	4,036	—	—

iv)Others

(Millions of Yen)

	Products	Underwriting	Selling	Subscription	Distribution	Private offerings
Year ended March 31, 2007	Commercial Paper	—	—	—	—	—
	Foreign certificates	—	—	—	—	—
	Others	—	—	—	—	—
Year ended March 31, 2008	Commercial Paper	—	—	—	—	—
	Foreign certificates	—	—	—	—	—
	Others	—	—	—	—	—

Note: The format of tables has been changed from this annual securities report.

"Underwriting" represents value of securities newly-issued and securities offered for selling where the Company takes risk of underwriting. "Selling" represents value of securities sold which are offered for selling. The values for the year ended March 31, 2007 are presented following this manner.

(4) Other Operations

[1] Custody of Securities

	item			Domestic Securities	Foreign Securities
As of March 31, 2007	Stocks (thousand shares)			1,391,276	397,815
	Bonds (million yen)			—	—
	Beneficiary certificates	Unit type		—	—
		Open type	Stocks (million units)	2	0
			Bonds (million units)	—	2,047
	Subscription warrant (million yen)			—	—
	Commercial paper (million yen)			—	—
	Other foreign securities (million yen)			—	—
	Others (million warrants)			—	101
As of March 31, 2008	Stocks (thousand shares)			1,472,553	522,569
	Bonds (million yen)			—	—
	Beneficiary certificates	Unit type		—	—
		Open type	Stocks (million units)	2	1
			Bonds (million units)	—	3,841
	Subscription warrant (million yen)			—	—
	Commercial paper (million yen)			—	—
	Other foreign securities (million yen)			—	—
	Others (million warrants)			—	258

[2] Margin trading

(Thousands of shares, millions of Yen)

	Loans to customers for their margin trading and the number of shares customers bought with the loan		Number of shares the Company lends to customers and the value of these securities sold by customers	
	Value	Number of shares	Number of shares	Value
Year ended March 31, 2007	430,420	476,061	33,444	32,396
Year ended March 31, 2008	203,823	247,925	26,312	24,041

(5) Capital Adequacy Ratio

(Millions of Yen)

		As of March 31, 2007	As of March 31, 2008
Tier I Capital	①	68,167	71,552
Tier II Capital	Net unrealized gain on investment	864	–
	Statutory reserves	3,399	3,745
	Allowance for doubtful accounts	281	278
	Long-term Subordinated debts	—	—
	Short-term Subordinated debts	—	—
	Total ②	4,545	4,024
Assets to be deducted from equity capital	③	6,280	7,592
Equity capital after deduction	① + ② - ③ (A)	66,432	67,984
Risk	Market risk	186	3
	Counterparty risk	10,363	5,252
	Basic risk	4,793	4,357
	Total (B)	15,343	9,614
Capital adequacy ratio	(A) / (B)×100	% 432.9	% 707.1

Note: Capital adequacy ratio is calculated with appropriated retained earnings being deducted from Tier I Capital. Values are rounded down to the nearest million yen.

Note: The format of tables has been changed in some parts of "Part 4-(7) Operation of Business" from this annual securities report.

Part 5 Financial Status

1 Presentation of Financial Statements

(1) Consolidated Financial Statements

Pursuant to the "Regulations of Consolidated Financial Statements" (Ministry of Finance Ordinance No. 28, 1976) and its Article 46 and 68, the consolidated financial statements of the Company are prepared in accordance with the "Cabinet Office Ordinance concerning Financial Instruments Business" (Cabinet Office Ordinance No. 52, 2007) and the "Uniform Accounting Standards of Securities Business" (set by the board of directors of the Japan Securities Dealers' Association, November 14, 1974). along with the "Regulations of Consolidated Financial Statements".

The consolidated financial statements for the year ended March 31, 2007 have been prepared according to the former Regulations of Consolidated Financial Statements and its Article 46 and 68, the "Cabinet Office Ordinance Concerning Securities Companies" (Prime Minister's Office Ordinance and Ministry of Finance Ordinance No. 32, 1998) and the "Uniform Accounting Standards of Securities Companies" (set by the board of directors of the Japan Securities Dealers' Association, November 14, 1974). The consolidated financial statements for the year ended March 31, 2008 have been prepared according to the current Regulations of Consolidated Financial Statements.

(2) Non-Consolidated Financial Statements

Pursuant to the "Regulations of Financial Statements" (Ministry of Finance Ordinance No. 59, 1963) and its Article 2, the non-consolidated financial statements of the Company are prepared in accordance with the "Cabinet Office Ordinance Concerning Financial Instruments Business" (Cabinet Office Ordinance No. 52, 2007) and the "Uniform Accounting Standards of Securities Business" (set by the board of directors of the Japan Securities Dealers' Association, November 14, 1974) along with the "Regulations of Financial Statements".

The non-consolidated financial statements for the year ended March 31, 2007 have been prepared according to the former Regulations of Financial Statements and its Article 2, the "Cabinet Office Ordinance Concerning Securities Companies" (Prime Minister's Office Ordinance and Ministry of Finance Ordinance No. 32, 1998) and the "Uniform Accounting Standards of Securities Companies" (set by the board of directors of the Japan Securities Dealers' Association, November 14, 1974). The non-consolidated financial statements for the year ended March 31, 2008 have been prepared according to the current Regulations of Financial Statements.

(3) Presentation of Amounts

The amounts presented in the consolidated and non-consolidated financial statements are rounded to the nearest million yen.

2 Audit Report

The consolidated and non-consolidated financial statements for the fiscal year ended March 31, 2007 were audited by PricewaterhouseCoopers Aarata based on the Article 193-2 of Japanese Securities Law. The consolidated and non-consolidated financial statements fiscal year ended March 31, 2008 were audited by PricewaterhouseCoopers Aarata based on the Article 193-2-1 of Financial Instruments and Exchange Law.

Notice to readers:

The accompanying consolidated financial statements and non-consolidated financial statements have been prepared in accordance with the provision set forth in the Corporation Law of Japan and the Securities and Exchange Law, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Financial Reporting Standards.

The consolidated financial statements and non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

1 Consolidated Financial Statements

(1) Consolidated Financial Statements

[1] Consolidated Balance Sheets

Item	Note	March 31, 2007 Millions of Yen		%	March 31, 2008 Millions of Yen		%
(Assets)							
I Current Assets							
Cash and bank deposits			16,137			22,978	
Cash segregated as deposits			268,026			208,012	
Cash in trust			75,700			41,503	
Trading assets:			1			3,059	
Trading securities and others		1			—		
Derivatives		—			3,059		
Net receivables arising from pre-settlement date trades			174			1	
Margin account assets:			433,446			207,232	
Loans receivable from customers		430,420			203,823		
Cash deposited as collateral for securities borrowed from securities finance companies		3,026			3,408		
Receivables on collateralized securities transactions:			1,508			708	
Cash deposited as collateral for securities borrowed		1,508			708		
Receivables from customers and others:			34			65	
Receivables from customers		34			65		
Others		0			0		
Short-term guarantee deposits			28,436			15,349	
Advances paid			0			1	
Prepaid expenses			183			163	
Accounts receivable			11			0	
Accrued income			5,564			4,260	
Deferred income taxes			503			524	
Others			2,609			2,553	
Allowance for doubtful accounts			(281)			(279)	
Total current assets			832,051	99.1		506,129	98.6
II Fixed assets							
1 Tangible fixed assets			1,043	0.1		965	0.2
Buildings	※1	377			353		
Equipment and instruments	※1	231			177		
Land		435			435		
2 Intangible assets			2,949	0.4		3,291	0.6
Software		2,926			3,274		
Telephone subscription rights		9			8		
Others		14			8		
3 Investments and others			3,433	0.4		2,984	0.6
Investment securities		1,882			343		
Investment in partnership		3			2		
Long-term loans receivable		205			211		
Long-term guarantee deposits		264			288		
Long-term prepaid expenses		7			3		
Deferred income taxes		1,204			2,100		
Others		496			1,241		
Allowance for doubtful accounts		(628)			(1,204)		
Total fixed assets			7,424	0.9		7,240	1.4
Total assets			839,475	100.0		513,369	100.0

		March 31, 2007			March 31, 2008		
Item	Note	Millions of Yen		%	Millions of Yen		%
(Liabilities)							
I Current liabilities							
Trading liabilities:			—			175	
Derivatives		—			175		
Margin account liabilities:			79,476			29,720	
Loans from securities finance companies	※2	47,081			5,679		
Proceeds of securities sold on customers' account		32,396			24,041		
Payables on collateralized securities transactions:			86,038			22,278	
Cash deposits as collateral for securities loaned		86,038			22,278		
Deposits received:			146,842			119,965	
Deposits received from customers		144,132			119,328		
Others		2,710			637		
Guarantee money received			171,506			128,036	
Suspense account for undelivered securities			—			16	
Short-term borrowings			157,093			36,050	
Commercial paper			1,000			—	
Bonds due within one year			—			20,000	
Advances received			0			0	
Deferred revenue			78			61	
Accounts payable			126			448	
Accrued expenses			2,080			1,926	
Accrued income taxes			4,917			4,761	
Accrued bonuses			82			136	
Others			0			—	
Total current liabilities			649,238	77.3		363,572	70.8
II Long-term liabilities							
Bonds			40,000			20,000	
Convertible bonds			39,800			39,800	
Long-term borrowings			31,550			5,000	
Reserve for retirement bonuses for directors and auditors			206			206	
Others			0			0	
Total long-term liabilities			111,556	13.3		65,006	12.7
III Statutory reserves							
Reserve for securities transactions	※4		3,399			3,746	
Total statutory reserves			3,399	0.4		3,746	0.7
Total liabilities			764,194	91.0		432,324	84.2

Item	Note	March 31, 2007 Millions of Yen		%	March 31, 2008 Millions of Yen		%
(Net assets)							
I Shareholders' equity							
Common stock			11,922			11,942	
Capital surplus			9,770			9,790	
Earned surplus			52,747			59,337	
Treasury stock			(22)			(22)	
Total shareholders' equity			74,417	8.9		81,046	15.8
II Valuation and translation adjustments							
Net unrealized gain (loss) on investment securities, net of taxes			865			(2)	
Total valuation and translation adjustments			865	0.1		(2)	(0.0)
Total net assets			75,281	9.0		81,044	15.8
Total liabilities and net assets			839,475	100.0		513,369	100.0

[2] Consolidated Statements of Income

Item	Note	Year ended March 31, 2007 Millions of Yen		%	Year ended March 31, 2008 Millions of Yen		%
I Operating revenues							
Commissions			26,936			24,521	
Brokerage commissions		24,386			22,085		
Underwriting and selling commissions		58			11		
Subscription and distribution commissions		24			2		
Others		2,468			2,424		
Net gain (loss) on trading			(73)			9	
Interest and dividend income			16,828			15,384	
Total operating revenues			43,691	100.0		39,915	100.0
II Interest expenses			2,984			3,226	
Net Operating revenues			40,708	93.2		36,689	91.9
III Selling, general and administrative expenses							
Transaction related expenses		5,182			4,601		
Employees' compensation and benefits	※1	1,998			2,169		
Occupancy and rental		409			441		
Data processing and office supplies		8,848			6,752		
Depreciation		1,252			1,076		
Duties and taxes other than income taxes		284			243		
Provision of allowance for doubtful accounts		—			586		
Others		186			162		
Total selling, general and administrative expenses			18,160	41.6		16,030	40.1
Operating income			22,547	51.6		20,660	51.8
IV Non-operating income							
Compensation income for damages		96			7		
Dividend income		63			59		
Others		38			29		
Total non-operating income			196	0.5		94	0.2
V Non-operating expenses							
Commissions on syndicated loans		4			3		
Others		20			6		
Total non-operating expenses			24	0.1		9	0.0
Ordinary income			22,720	52.0		20,744	52.0

		Year ended March 31, 2007			Year ended March 31, 2008		
Item	Note	Millions of Yen		%	Millions of Yen		%
VI Special profits							
Gain on sales of investment securities		332			1,110		
Reversal of allowance for doubtful accounts		200			—		
Total special profits			532	1.2		1,110	2.8
VII Special losses							
Loss on sales and disposals of property and equipment	※2	22			0		
Provision for statutory reserves		604			346		
Devaluation loss on telephone subscription rights		0			0		
Devaluation loss on investment securities		51			1		
Others		—			0		
Total special losses			677	1.5		348	0.9
Income before income taxes			22,575	51.7		21,507	53.9
Income taxes - current		8,720			9,047		
Income taxes - deferred		411	9,130	20.9	(321)	8,726	21.9
Net income			13,444	30.8		12,781	32.0

[3] Consolidated Statements of Changes in Net Assets

(Year ended March 31, 2007) (Millions of Yen)

	Shareholders' equity				
	Common stock	Capital surplus	Earned surplus	Treasury stock	Total shareholders' equity
Balance as of March 31, 2006	11,750	9,598	45,497	(22)	66,823
Changes in the current term					
Issuance of new shares	172	172			344
Dividends from capital and earned surplus			(6,194)		(6,194)
Net income			13,444		13,444
Purchase of treasury stock				(0)	(0)
Net change of items other than shareholders' equity					
Total changes of items in the current term	172	172	7,250	(0)	7,593
Balance as of March 31, 2007	11,922	9,770	52,747	(22)	74,417

	Valuation and translation adjustments		Total net assets
	Net unrealized gain (loss) on investment securities, net of taxes	Total valuation and translation adjustments	
Balance as of March 31, 2006	822	822	67,645
Changes in the current term			
Issuance of new shares			344
Dividends from capital and earned surplus			(6,194)
Net income			13,444
Purchase of treasury stock			(0)
Net change of items other than shareholders' equity	43	43	43
Total changes of items in the current term	43	43	7,636
Balance as of March 31, 2007	865	865	75,281

(Year ended March 31, 2008) (Millions of Yen)

	Shareholders' equity				
	Common stock	Capital surplus	Earned surplus	Treasury stock	Total shareholders' equity
Balance as of March 31, 2007	11,922	9,770	52,747	(22)	74,417
Changes in the current term					
Issuance of new shares	20	20			40
Dividends from capital and earned surplus			(6,190)		(6,190)
Net income			12,781		12,781
Purchase of treasury stock				(0)	(0)
Net change of items other than shareholders' equity					
Total changes of items in the current term	20	20	6,590	(0)	6,630
Balance as of March 31, 2008	11,942	9,790	59,337	(22)	81,046

	Valuation and translation adjustments		Total net assets
	Net unrealized gain (loss) on investment securities, net of taxes	Total valuation and translation adjustments	
Balance as of March 31, 2007	865	865	75,281
Changes in the current term			
Issuance of new shares			40
Dividends from capital and earned surplus			(6,190)
Net income			12,781
Purchase of treasury stock			(0)
Net change of items other than shareholders' equity	(867)	(867)	(867)
Total changes of items in the current term	(867)	(867)	5,763
Balance as of March 31, 2008	(2)	(2)	81,044

[4] Consolidated Statements of Cash Flows

		Year ended March 31, 2007	Year ended March 31, 2008
Item	Note	Millions of Yen	Millions of Yen
I Cash flows from operating activities			
Income before income taxes		22,575	21,507
Depreciation and amortization		1,252	1,076
Net change in allowance for doubtful accounts		(242)	573
Net change in accrued bonuses		(301)	54
Net change in reserve for securities transactions		604	346
Interest and dividend income		(2,068)	(2,470)
Interest expenses		1,842	2,218
Interest income on margin transactions		(14,666)	(12,805)
Interest expenses on margin transactions		983	840
Loss on sales and disposals of property and equipment		22	0
Devaluation loss on telephone subscription rights		0	0
Gain on sales of investment securities		(332)	(1,110)
Devaluation loss on investment securities		51	1
Net change in cash segregated as deposits		53,991	60,014
Net change in cash in trust		(15,000)	500
Net change in trading assets and liabilities		(1)	(2,883)
Net change in net receivables and payables arising from pre-settlement date trades		531	173
Net change in margin assets and liabilities		38,274	176,458
Net change in receivables on collateralized securities transactions		239	800
Net change in deposits received		(8,631)	(26,877)
Net change in payables on collateralized securities transactions		(67,082)	(63,761)
Net change in guarantee money received		(24,729)	(43,470)
Net change in short-term guarantee deposits		(15,370)	13,088
Others		115	(45)
Sub total		(27,942)	124,227
Interest and dividend received		2,043	2,550
Interest paid		(1,768)	(2,225)
Interest on margin transactions received		13,511	13,430
Interest on margin transactions paid		(964)	(824)
Income taxes paid		(15,872)	(9,200)
Net cash flows from operating activities		(30,991)	127,957

		Year ended March 31, 2007	Year ended March 31, 2008
Item	Note	Millions of Yen	Millions of Yen
II Cash flows from investing activities			
Payments for purchases of property and equipment		(50)	(13)
Proceeds from sales of property and equipment		22	—
Payments for purchases of intangible assets		(1,398)	(1,227)
Payments for purchases of investment securities		(10)	—
Proceeds from sales of investment securities		401	1,177
Others		(40)	(14)
Net cash flows from investing activities		(1,074)	(77)
III Cash flows from financing activities			
Net change in short-term borrowings		33,500	(142,500)
Net change in commercial paper		1,000	(1,000)
Proceeds from long-term borrowings		1,000	4,000
Repayments of long-term borrowings		(4,150)	(9,093)
Repayment of corporate bonds		(20,007)	—
Proceeds from issuance of shares on the exercise of new-share purchase rights		339	39
Payments for purchase of treasury stock		(0)	(0)
Dividends paid		(6,183)	(6,182)
Net cash flows from financing activities		5,499	(154,736)
IV Translation difference of cash and cash equivalent		1	(0)
V Net change in cash and cash equivalent		(26,565)	(26,856)
VI Cash and cash equivalents at beginning of period		102,403	75,837
VII Cash and cash equivalents at end of period	※1	75,837	48,981

Significant Accounting Policies for the Consolidated Financial Statements

	Year ended March 31, 2007	Year ended March 31, 2008
1. Scope of Consolidation	Number of Consolidated subsidiaries: 1 (Matsui Real Estate Co., Ltd.)	Same as the left column.
2. Application of equity method	The Company has neither unconsolidated subsidiaries nor affiliates for which an equity method is to be applied.	Same as the left column.
3. Accounting period	The fiscal year of the consolidated subsidiary ends March 31, the same fiscal year-end as the parent company.	Same as the left column.
4. Accounting policies	(1) Valuation of securities and derivatives (i) Securities and derivatives classified as trading assets: Securities and derivatives classified as trading assets are carried at fair value. (ii) Securities not classified as trading assets: Other securities, such as available-for-sale securities, whose fair values are readily determinable: Other securities, such as available-for-sale securities, whose fair values are readily determinable are carried at fair value with unrealized gains or losses included as a component of net assets, net of applicable income taxes. Other securities not publicly quoted: Other securities not publicly quoted are stated at cost determined on the moving average method. Investments in investment funds are stated at the proportional net value of the Company's interest to the total fund interest. Derivatives: Derivatives are carried at fair value.	(1) Valuation of securities and derivatives (i) Securities and derivatives classified as trading assets: Same as the left column. (ii) Securities not classified as trading assets: Other securities, such as available-for-sale securities, whose fair values are readily determinable: Same as the left column. Other securities not publicly quoted: Same as the left column.

	Year ended March 31, 2007	Year ended March 31, 2008
	(2) Depreciation of depreciable assets (i) Tangible fixed assets The Company applies the straight-line method while the consolidated subsidiary applies the declining-balance method. The useful life for depreciation is 15 to 40 years for buildings and 4 to 10 years for equipment and instruments.	(2) Depreciation of depreciable assets (i) Tangible fixed assets Same as the left column. (Changes in accounting policies) In accordance with revision of the Corporate Tax Law (the Law amending Income Tax Law (Law No.6, March 30, 2007) and the Government Ordinance amending Implementation Ordinance of Corporate Tax Law (Government Ordinance No.83, March 30, 2007)), the Company has changed its depreciation method of tangible fixed assets acquired on or after April 1, 2007 to the method based on the revised Corporate Tax Law. The effect of this change on the consolidated financial statements is immaterial. (Additional information) The Company has applied new depreciation method for the assets acquired on or before March 31, 2007. Under the new depreciation method, the assets acquired on or before March 31, 2007 are depreciated using the straight-line method for the following five years after the fiscal year when they have been depreciated to their depreciation limits that were defined under the old method. The effect of this change on the consolidated financial statements is immaterial.
	(ii) Intangible assets The straight-line method is primarily applied. Software for in-house use is depreciated under the straight-line method based on an internal estimated useful life (within 5 years).	(ii) Intangible assets Same as the left column.

	Year ended March 31, 2007	Year ended March 31, 2008
	(3) Accounting policies for significant provisions (i) Allowance for doubtful accounts An allowance for doubtful accounts is provided for estimated uncollectible doubtful accounts at an amount specifically assessed plus an amount computed based on historical loss experience. (ii) Accrued bonuses Estimated amount of employees' bonuses is accrued. (4) Accounting for important lease transactions Financial leases that do not transfer ownership to lessees are not capitalized and are accounted for in the same manner as operating leases ("non-capitalized finance leases"). (5) Hedge accounting (i) Hedge accounting method The Company is eligible for the application of the allowed alternative method for interest rate swaps. The Company accounts for interest rate swap trading pursuant to the allowed alternative method. (ii) Means for hedging and objective of hedging (Hedging instruments) Interest rate swap (Hedging items) Borrowings and others (iii) Hedging policy The Company and its subsidiary use interest rate swap trading to limit exposures to fluctuations in interest rates. The objective of hedging is identified for each individual contract. (iv) Judgment for effectiveness of hedging The Company omits judgment for hedging due to the allowed alternative method. (6) Other material items National and local consumption taxes are separately recorded.	(3) Accounting policies for significant provisions (i) Allowance for doubtful accounts Same as the left column. (ii) Accrued bonuses Same as the left column. (4) Accounting for important lease transactions Same as the left column. (5) Hedge accounting (i) Hedge accounting method Same as the left column. (ii) Means for hedging and objective of hedging Same as the left column. (iii) Hedging policy Same as the left column. (iv) Judgment for effectiveness of hedging Same as the left column. (6) Other material items Same as the left column.
5. Scope of "Cash and cash equivalents" in consolidated statements of cash flows	"Cash and cash equivalents" in the consolidated statements of cash flow is defined as liquid funds including cash in hand, current account deposits and short-term investments which are exposed to negligible risk.	Same as the left column.

Significant Accounting Policies for the Consolidated Financial Statements

Year ended March 31, 2007	Year ended March 31, 2008
The Company has adopted "Accounting Standard for the Presentation of Net Assets in the Balance Sheet" (Accounting Standard Board of Japan, Statement No. 5, Dec. 9, 2005) and "Guideline for the Application of Accounting Standard for the Presentation of Net Assets in the Balance Sheet" (Accounting Standard Board of Japan, Statement No. 8, Dec. 9, 2005)" for this fiscal year. The amount corresponding to the conventional "Shareholders' Equity" in the balance sheet is 75,281 million yen. Consolidated financial statements are presented according to the revision of "Regulations of Consolidated Financial Statements".	―――――――

Notes to Consolidated Financial Statements

Notes to Consolidated Balance Sheet

Year ended March 31, 2007	Year ended March 31, 2008
※1 Accumulated depreciation deducted from tangible fixed assets is as follows. (Millions of Yen) Buildings 254 Equipment and instruments 284 Total 538	※1 Accumulated depreciation deducted from tangible fixed assets is as follows. (Millions of Yen) Buildings 277 Equipment and instruments 344 Total 622
※2 Assets collateralized: None of the assets are collateralized.	※2 Assets collateralized: None of the assets are collateralized.
Note: The securities bought by customers using money loaned from the Company's own fund, of which fair value amounted to 2,986 million yen are collateralized for the loans from securities finance companies. 24,699 million yen of the guarantee securities received from customers are collateralized for loans from securities finance companies.	Note: The securities bought by customers using money loaned from the Company's own fund, of which fair value amounted to 2,256 million yen are collateralized for the loans from securities finance companies. 9,199 million yen of the guarantee securities received from customers are collateralized for loans from securities finance companies.
3 Fair value of securities received and deposited are as follows. (Excluding those listed in the previous note):	3 Fair value of securities received and deposited are as follows. (Excluding those listed in the previous note):
(1) Securities deposited (Millions of Yen)	(1) Securities deposited (Millions of Yen)
① Securities lent for customers' short positions in margin trading 35,395	① Securities lent for customers' short positions in margin trading 24,502
② Collateralized securities for loans from securities finance companies 46,794	② Collateralized securities for loans from securities finance companies 5,513
③ Securities loaned out in securities loaned vs. cash transactions 97,453	③ Securities loaned out in securities loaned vs. cash transactions 29,610
④ Long-term guarantee securities deposited 3,991	④ Long-term guarantee securities deposited 6,391
⑤ Securities pledged as collateral for short-term guarantee 5,694	⑤ Securities pledged as collateral for short-term guarantee 9,010
(2) Securities received (Millions of Yen)	(2) Securities received (Millions of Yen)
① Securities received for customers' long positions in margin trading 395,534	① Securities received for customers' long positions in margin trading 157,640
② Securities borrowed from securities finance companies 3,087	② Securities borrowed from securities finance companies 3,407
③ Securities received in securities borrowed vs. cash transactions 1,423	③ Securities received in securities borrowed vs. cash transactions 678
④ Guarantee securities received from customers 434,479	④ Guarantee securities received from customers 274,464
⑤ Securities received from customers as collateral for short-term guarantee 2,594	⑤ Securities received from customers as collateral for short-term guarantee 2,529
※4 The Company accounts for a Reserve for Securities Transactions for possible customer losses by default of the securities company on securities transactions according to Article 51 of the Securities Exchange Law.	※4 The Company accounts for a Reserve for Securities Transactions for possible customer losses by default of the securities company on securities transactions according to Article 51 of the former Securities Exchange Law based on the Article 40 of the supplementary provision of the Financial Instruments and Exchange Law.

Notes to Consolidated Statements of Income

<table>
<tr><th>Year ended March 31, 2007</th><th>Year ended March 31, 2008</th></tr>
<tr><td>※1 Employees' compensation and benefits reported in the consolidated statements of income include 81 million yen of accrued bonuses.

※2 Breakdown of loss on sales and disposals of property and equipment is as follows:
(Millions of Yen)
Loss on disposal:
Equipment and instruments 0
Software 7
Total 7

Loss on sales:
Buildings 2
Equipment and instruments 0
Land 13
Total 15</td><td>※1 Employees' compensation and benefits reported in the consolidated statements of income include 136 million yen of accrued bonuses.

※2 Breakdown of loss on sales and disposals of property and equipment is as follows:
(Millions of Yen)
Loss on disposal:
Equipment and instruments 0
Total 0

Loss on sales:
―</td></tr>
</table>

Notes to Consolidated Statements of Changes in Net Assets

(Year ended March 31, 2007)

1. Types and number of outstanding shares and treasury stock

(Number of shares)

	Number of shares as of March. 31, 2006	Number of shares increased in the year ended March 31, 2007	Number of shares decreased in the year ended March 31, 2007	Number of shares as of March 31, 2007
Outstanding shares				
Common stock	268,281,485	901,017	—	269,182,502
Total	268,281,485	901,017	—	269,182,502
Treasury stock				
Common stock	31,426	410	—	31,836
Total	31,426	410	—	31,836

Note 1. Increase of common stock outstanding is a result of the execution of new-share purchase rights as stock options.

2. Increase of treasury stock is a result of the purchase of odd-lot shares.

2. New-share purchase rights

No relevant items.

3. Dividends

(1) Dividend payment

Date of resolution	Ordinary General Meeting of Shareholders held on June 25, 2006
Type of shares	Common stock
Amount of dividend payment	6,194 million yen
Dividends per share	23.09 yen
Date of record for dividends	March 31, 2006
Effective date	June 26, 2006

(2) Dividends for which effective date is in the year ended March 31, 2008

Date of resolution	Ordinary General Meeting of Shareholders held on June 24, 2007
Type of shares	Common stock
Source of dividends	Earned surplus
Amount of dividend payment	6,190 million yen
Dividends per share	23.00 yen
Date of record for dividends	March 31, 2007
Effective date	June 25, 2007

(Year ended March 31, 2008)

1. Types and number of outstanding shares and treasury stock

(Number of shares)

	Number of shares as of March. 31, 2007	Number of shares increased in the year ended March 31, 2008	Number of shares decreased in the year ended March 31, 2008	Number of shares as of March 31, 2008
Outstanding shares				
Common stock	269,182,502	71,400	—	269,253,902
Total	269,182,502	71,400	—	269,253,902
Treasury stock				
Common stock	31,836	302	—	32,138
Total	31,836	302	—	32,138

Note 1. Increase of common stock outstanding is a result of the execution of new-share purchase rights as stock options.

2. Increase of treasury stock is a result of the purchase of odd-lot shares.

2. New-share purchase rights

No relevant items.

3. Dividends

(3) Dividend payment

Date of resolution	Ordinary General Meeting of Shareholders held on June 24, 2007
Type of shares	Common stock
Amount of dividend payment	6,190 million yen
Dividends per share	23.00 yen
Date of record for dividends	March 31, 2007
Effective date	June 25, 2007

(4) Dividends for which effective date is in the year ending March 31, 2009

Date of resolution	Ordinary General Meeting of Shareholders held on June 22, 2008
Type of shares	Common stock
Source of dividends	Earned surplus
Amount of dividend payment	9,423 million yen
Dividends per share	35.00 yen
Date of record for dividends	March 31, 2008
Effective date	June 23, 2008

Notes to Consolidated Statements of Cash Flow

Year ended March 31, 2007	Year ended March 31, 2008
※1 The reconciliation between cash and cash equivalents and the balance of cash in hand and at banks presented in the consolidated balance sheet is as follows.	※1 The reconciliation between cash and cash equivalents and the balance of cash in hand and at banks presented in the consolidated balance sheet is as follows.

Year ended March 31, 2007:

	(Millions of Yen)
Cash and bank deposits	16,137
Cash in trust	75,700
Cash in trust whose purpose is to segregate guarantee money	(16,000)
Cash and cash equivalents	75,837

Year ended March 31, 2008:

	(Millions of Yen)
Cash and bank deposits	22,978
Cash in trust	41,503
Cash in trust whose purpose is to segregate guarantee money	(15,500)
Cash and cash equivalents	48,981

Notes to Lease Transactions

Year ended March 31, 2007	Year ended March 31, 2008
Financing lease transactions other than those where title of the property is transferred to lessee.	Financing lease transactions other than those where title of the property is transferred to lessee.
1. Acquisition costs equivalent, accumulated depreciation equivalent and equivalent of balance at the end of period. (Millions of Yen) Acquisition price equivalent: Equipment and instruments 10 Total 10 Accumulated depreciation equivalent Equipment and instruments 1 Total 1 Equivalent of balance at end of period Equipment and instruments 9 Total 9	1. Acquisition costs equivalent, accumulated depreciation equivalent and equivalent of balance at the end of period (Millions of Yen) Acquisition price equivalent: Equipment and instruments 10 Total 10 Accumulated depreciation equivalent Equipment and instruments 3 Total 3 Equivalent of balance at end of period Equipment and instruments 7 Total 7
2. Present value of future lease payments (Millions of Yen) Within 1 year 2 Over 1 year 7 Total 9	2. Present value of future lease payments (Millions of Yen) Within 1 year 2 Over 1 year 5 Total 7
3. Lease charge paid, depreciation equivalent and interest equivalent (Millions of Yen) Lease charge paid 2 Depreciation equivalent 1 Interest equivalent 0	3. Lease charge paid, depreciation equivalent and interest equivalent (Millions of Yen) Lease charge paid 2 Depreciation equivalent 2 Interest equivalent 0
4. Calculation method for depreciation equivalent The lease term is regarded as a durable period and the residual value is regarded as zero.	4. Calculation method for depreciation equivalent Same as the left column.
5. Calculation method for interest equivalent The difference between the total amount of future lease payments and the acquisition cost equivalent is regarded as the interest equivalent, which is allocated to each of the fiscal periods by using the interest method.	5. Calculation method for interest equivalent Same as the left column.

Notes to Securities and Derivatives Transactions

(1) General Information

Year ended March 31, 2007	Year ended March 31, 2008
1. Details and purpose of transactions The trading position of transactions classified as trading of the Company arises from dealings in its own account. The Company deals with spot trading of stocks, bonds and other marketable securities, margin trading of stocks, futures trading of stocks and option trading. The purpose of the trading is not to earn profits for its own account, but to provide various services for online trading customers. The Company also uses foreign exchange forward contracts to limit losses affected by changes in foreign currency exchange rates on its foreign currency settlement transactions and interest rate swap trading to hedge the risk of the fluctuation of interest rates on borrowings and others.	1. Details and purpose of transactions The trading position of transactions classified as trading of the Company arises from dealings in its own account. The Company deals with spot trading of stocks, bonds and other marketable securities, margin trading of stocks, futures trading of stocks and option trading. The purpose of the trading is not to earn profits for its own account, but to provide various services for online trading customers. The Company also uses foreign exchange forward contracts to limit losses affected by changes in foreign currency exchange rates on its foreign currency settlement transactions. The Company also uses foreign exchange margin trading with other financial institution to avoid market risk of the foreign exchange margin trading the Company offers to its customers. As for transactions not classified as trading, the Company uses interest rate swap trading to hedge the risk of the fluctuation of interest rates on borrowings and others.
2. Policies of transactions To manage risk of the futures trading of stocks and option trading, the Company allocates fund and position limits along with investment criteria to the dealings section. The Company does not trade directly to earn profits on its own account for the present. The criteria requires the dealing section to keep outstanding position as little as possible. As for transactions not classified as trading, the Company uses foreign exchange forward contracts and interest rate swap trading to hedge the trades based on actual demand.	2. Policies of transactions To manage risk of the futures trading of stocks and option trading, the Company allocates fund and position limits along with investment criteria to the dealings section. The Company basically does not trade directly to earn profits on its own account for the present. The criteria require the dealing section to keep outstanding position as little as possible. The Company uses foreign exchange forward contracts to hedge the trades based on actual demand. The Company enters into offsetting foreign margin trades with its counterparty basically for all the foreign margin trades with its customers to avoid market risk. As for transactions not classified as trading, the Company uses interest rate swap trading to hedge the trades based on actual demand.

Year ended March 31, 2007	Year ended March 31, 2008
3. Risk arising from transactions Risk arising from transactions is classified mainly as market risk and credit risk. Market risk is the risk arising from the increase and decrease in positions resulting from trades due to fluctuations in the value of stocks, interest rates and currencies. Credit risk is the risk that is realized when the trading counterparty becomes incapable of executing the contract. As for transactions not classified as trading, risk is classified as same as that of transactions classified as trading. The Company does not anticipate significant market risk arising from dealings other than trading because of the limited amount and duration. As for credit risk, the Company does not anticipate significant risk because the Company selects limited financial institutions with high credibility as its business partners.	3. Risk arising from transactions Risk arising from transactions is classified mainly as market risk and credit risk. Market risk is the risk arising from the increase and decrease in positions resulting from trades due to fluctuations in the value of stocks, interest rates and currencies. Credit risk is the risk that is realized when the trading counterparty becomes incapable of executing the contract. As for foreign exchange forward contracts the Company does not anticipate significant market risk arising from dealings because of the limited amount and duration. The Company does not anticipate significant credit risk because the Company selects limited financial institutions with high credibility as its business partners. As for foreign exchange margin trading, the Company receives guarantee money from customers and the Company sets the loss-cut rule to keep the customers' losses basically within the guarantee money, which makes the Company consider that the risk is quite small. To avoid market risk, the Company enters into offsetting trades with its counterparty basically for all the foreign margin trades with its customers to cancel out the outstanding position in substance. The Company does not anticipate significant credit risk because the Company selects limited financial institutions with high credibility as its business partners. As for transactions not classified as trading, risk is classified as same as that of transactions classified as trading.
4. Risk Management The finance department, which is independent of the dealing section, monitors the limit of risk and positions in compliance with the risk management rules. Monitoring results are reported to the head of internal control periodically.	4. Risk Management Same as the left column.

(2) Securities and Derivatives

[1] Trading assets and liabilities

i) Securities held for trading

	Year ended March 31, 2007			Year ended March 31, 2008		
	Book value (fair value)		Net unrealized gain on those securities	Book value (fair value)		Net unrealized gain on those securities
	Assets	Liabilities		Assets	Liabilities	
	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
(1) Stocks	1	—	—	—	—	—
(2) Bonds	—	—	—	—	—	—
(3) Others	—	—	—	—	—	—
Total	1	—	—	—	—	—

ii) Derivative trading

(Year ended March 31, 2007)

No relevant items.

(Year ended March 31, 2008)

	Assets		Liabilities	
	Contract value	Fair value	Contract value	Fair value
Foreign exchange forward contracts	16	0	—	—
Foreign exchange margin trading	80,424	3,059	7,749	175

Note:

1: Fair value of the foreign exchange forward contracts is estimated based on the discounted amounts of net future cash flows.

2: Fair value of the foreign exchange margin trading is calculated with spot rate at the end of the year ended March 31, 2008.

3: The contract value of contracts or trading whose fair value is zero are included in "Assets".

[2] Non-trading assets and liabilities

i) "Other securities" whose market price is available

	Type	Year ended March 31, 2007			Year ended March 31, 2008		
		Acquisition cost (Mil. of Yen)	Book value (Mil. of Yen)	Difference (Mil. of Yen)	Acquisition cost (Mil. of Yen)	Book value (Mil. of Yen)	Differences (Mil. of Yen)
Those whose book value exceeds acquisition cost	(1) Stocks	103	1,549	1,447	0	1	1
	(2) Bonds	—	—	—	—	—	—
	(3) Others	—	—	—	—	—	—
	Sub total	103	1,549	1,447	0	1	1
Those whose book value does not exceed acquisition cost	(1) Stocks	—	—	—	36	24	(12)
	(2) Bonds	—	—	—	—	—	—
	(3) Others	—	—	—	—	—	—
	Sub total	—	—	—	36	24	(12)
Total		103	1,549	1,447	36	25	(11)

ii) "Other securities" sold during the current period (From April 1, 2007 to March 31, 2008)

Year ended March 31, 2007			Year ended March 31, 2008		
Proceeds from sales (Millions of Yen)	Total gain on sales (Millions of Yen)	Total loss on sales (Millions of Yen)	Proceeds from sales (Millions of Yen)	Total gain on sales (Millions of Yen)	Total loss on sales (Millions of Yen)
401	332	—	1,177	1,110	—

iii) Major securities which are not evaluated by market value

	As of March 31, 2007	As of March 31, 2008
	Book value (Millions of Yen)	Book value (Millions of Yen)
"Other securities" which are not listed on securities exchanges	333	317

Notes: Securities which are not listed on securities exchanges include investment in investment funds.

iv)Derivative transactions

	As of March 31, 2007		As of March 31, 2008	
	Contract Value (Millions of Yen)	Fair value (Millions of Yen)	Contract Value (Millions of Yen)	Fair value (Millions of Yen)
Foreign exchange forward contracts	2	(0)	—	—

Note:

1. The fair value of the foreign exchange forward contracts is estimated based on the discounted amounts of future net cash flows.
2. Excludes hedged items.

Notes to Stock Options

(Year ended March 31, 2007)

(1) Details of stock options

Date of resolution	June 1, 2001	June 16, 2002	June 22, 2003	June 27, 2004
Holders of rights	Directors: 8 Employees: 157	Directors: 10 Employees: 28	Directors: 10 Employees: 69	Directors: 9 Employees: 82
Types and number of shares to be issued ※	Common stock 3,081,060 shares	Common stock 1,203,000 shares	Common stock 1,209,000 shares	Common stock 1,048,500 shares
Grant date	June 6, 2001	July 1, 2002	July 9, 2003	June 28, 2004
Conditions of acquisition of rights	It is required to be a director, an auditor or an employee of the Company for holders to exercise rights.	It is required to be a director, an auditor or an employee of the Company or its subsidiary for holders to exercise rights.	It is required to be a director, an auditor or an employee of the Company or its subsidiary for holders to exercise rights.	It is required to be a director, an auditor or an employee of the Company or its subsidiary for holders to exercise rights.
Vesting period	—	—	—	—
Exercise period	From December 1, 2003 to January 31, 2007	From July 15, 2005 to July 14, 2010	From July 15, 2005 to July 14, 2008	From July 15, 2006 to July 14, 2009

Note: The number of options is translated into the equivalent number of shares. The number of shares reflects the changes including stock split on the original number of shares.

(2) Number of stock options and price information

Stock options which existed during the year ended March 31, 2007 are included in the tables below. The number of them is translated into the equivalent number of shares.

① Number of stock options (Shares)

Date of resolution	June 1, 2001	June 16, 2002	June 22, 2003	June 27, 2004
Before vesting time				
As of March 31, 2006	—	—	—	807,000
Granted	—	—	—	—
Forfeitured	—	—	—	222,000
Vested	—	—	—	585,000
Unvested	—	—	—	—
After vesting time				
As of March 31, 2006	307,917	546,900	524,100	—
Vested	—	—	—	585,000
Exercise of rights	307,917	300,000	293,100	—
Forfeitured	—	144,900	126,300	36,000
Unvested	—	102,000	104,700	549,000

② Price information (Yen)

Date of resolution	June 1, 2001	June 16, 2002	June 22, 2003	June 27, 2004
Exercise price	44	559	554	1,217
Average stock price at the exercise of rights	976	956	1,111	—
Fair value at the grant date	—	—	—	—

(Year ended March 31, 2008)

(1) Details of stock options

Date of resolution	June 16, 2002	June 22, 2003	June 27, 2004
Holders of rights	Directors: 10 Employees: 28	Directors: 10 Employees: 69	Directors: 9 Employees: 82
Types and number of shares to be issued ※	Common stock 1,203,000 shares	Common stock 1,209,000 shares	Common stock 1,048,500 shares
Grant date	July 1, 2002	July 9, 2003	June 28, 2004
Conditions of acquisition of rights	It is required to be a director, an auditor or an employee of the Company or its subsidiary for holders to exercise rights.	It is required to be a director, an auditor or an employee of the Company or its subsidiary for holders to exercise rights.	It is required to be a director, an auditor or an employee of the Company or its subsidiary for holders to exercise rights.
Vesting period	—	—	—
Exercise period	From July 15, 2005 to July 14, 2010	From July 15, 2005 to July 14, 2008	From July 15, 2006 to July 14, 2009

Note: The number of options is translated into the equivalent number of shares. The number of shares reflects the changes including stock split on the original number of shares.

(2) Number of stock options and price information

Stock options which existed during the year ended March 31, 2008 are included in the tables below. The number of them is translated into the equivalent number of shares.

① Number of stock options (Shares)

Date of resolution	June 16, 2002	June 22, 2003	June 27, 2004
Before vesting time			
As of March 31, 2007	—	—	—
Granted	—	—	—
Forfeitured	—	—	—
Vested	—	—	—
Unvested	—	—	—
After vesting time			
As of March 31, 2007	102,000	104,700	549,000
Vested	—	—	—
Exercise of rights	21,300	50,100	—
Forfeitured	76,200	43,800	72,000
Unvested	4,500	10,800	477,000

② Price information (Yen)

Date of resolution	June 16, 2002	June 22, 2003	June 27, 2004
Exercise price	559	554	1,217
Average stock price at the exercise of rights	1,045	818	—
Fair value at the grant date	—	—	—

Notes to Tax Effect Accounting

As of March 31, 2007	As of March 31, 2008
1 Significant components of deferred income tax assets	1 Significant components of deferred income tax assets

As of March 31, 2007

	(Millions of Yen)
Deferred tax assets	
Accrued enterprise tax	367
Excess of allowance for doubtful accounts	352
Reserve for retirement bonuses for directors and auditors	84
Excess of reserve for securities transactions	1,384
Accrued bonuses	33
Devaluation loss on investment securities	43
Others	37
Total deferred tax assets	2,301
Deferred tax liabilities	
Unrealized gain (or loss) on investment securities	(593)
Total deferred tax liabilities	(593)
Net balance of deferred tax assets	1,707

As of March 31, 2008

	(Millions of Yen)
Deferred tax assets	
Accrued enterprise tax	355
Excess of allowance for doubtful accounts	523
Reserve for retirement bonuses for directors and auditors	84
Excess of reserve for securities transactions	1,525
Accrued bonuses	55
Devaluation loss on investment securities	44
Others	39
Total deferred tax assets	2,624

As of March 31, 2007	As of March 31, 2008
2 A reconciliation between the nominal statutory income tax rate to the effective income tax rate reported in the consolidated statements of income	2 A reconciliation between the nominal statutory income tax rate to the effective income tax rate reported in the consolidated statements of income
Notes are omitted since the difference between the nominal statutory income tax rate to the effective income tax rate is less than 5/100 of the nominal statutory income tax rate.	Same as the left column.
	3 Impact of possible corporation tax rate change after the end of fiscal period Provisional Law on Local Corporate Tax (Law No.25, 2008) was promulgated on April 30, 2008. However, the effect of this change on the consolidated financial statements for the year ending March 31, 2009 is considered immaterial.

Segment Information

Information relating to operations in different industries has been omitted as the Company and its consolidated subsidiary operate predominately in the investment and financing service industry. The Company's primary business activities include brokerage, underwriting and distribution and trading of securities, and over 90% of the revenue, operating income or assets of the Company and its consolidated subsidiary are related to the investment and financing services industry.

Information relating to geographic area and export sales has been omitted, as the Company and its consolidated subsidiary do not hold overseas revenues nor overseas branches.

Trades with Related Parties

< Year ended March 31, 2007 >

Directors and major individual shareholders

(Millions of Yen)

Type	Name	Address	Equity invested	Business Involved	Holding of the Company's voting right	Relationship details: Human	Relationship details: Business	Trade details	Trading volume	Balances to the related party
Companies whose voting rights are held by the directors of the Company and their relatives	Shokosha Ltd.	2-4-2, Nishikata Bunkyo-ku, Tokyo, Japan	130	Sales, exchanges and rental of real estate	Shokosha Ltd. holds 9.06% of voting rights of the Company directory.	1 director of the Company is also appointed as a director of Shokosha Ltd.	Rental and sale of real estate	Rental of real estate through Heiwa Real Estate Co., Ltd.	14	—
								Sale of real estate	22	—

Notes:

1. The rental of real estates described above is based on the rental contract between the Company and Heiwa Real Estate Co., Ltd. on the estates the latter took on lease from Shokosha Ltd. to be used as the Company's dormitory for female employees. The rental fee the Company pays to Heiwa Service Co., Ltd. is determined based on prices exercised around the neighborhood.
2. The sale of real estates described above is the one to dispose land, buildings, equipment and instruments of decrepit facilities which partly relate to the Company's recreation facilities. The sale price was determined based on prices obtained from several outside evaluators.

(Millions of Yen)

Type	Name	Address	Equity invested	Business Involved	Holding of the Company's voting right	Relationship details: Human	Relationship details: Business	Trade details	Trading volume	Balances to the related party
Companies whose voting rights are held by the directors of the Company and their relatives	Beeze Co., Ltd.	3-4, Kojimachi, Chiyoda-ku, Tokyo, Japan	10	Planning, Producing and Distributing Advertisements	—	—	The Company's Advertisement Agency	Planning, Producing and Distributing the Company's advertisements	352	Accrued expenses 13

Notes: The fee the Company pays to Beeze Co., Ltd. is determined based on prices exercised at the general market.

(Millions of Yen)

Type	Name	Address	Equity invested	Business Involved	Holding of the Company's voting right	Relationship details		Trade details	Trading volume	Balances to the related party
						Human	Business			
Companies whose voting rights are held by the directors of the Company and their relatives	Club Nippon Co., Ltd.	1-20-7, Nihombashi Chuo-ku, Tokyo, Japan	333	Advertising substitute, marketing consultant, software development	—	1 auditor of the Company is also appointed as a director of Club Nippon Co., Ltd.	Lease of real estate	Lease of real estate	3	—

Notes:

1. The lease of real estate described above is based on the lease contract between Matsui Real Estate Co., Ltd., the Company's subsidiary, and Club Nippon Co., Ltd., on the estate the latter took on lease from Matsui Real Estate Co., Ltd. The rental fee the Company receives from Club Nippon Co., Ltd. is determined based on prices exercised around the neighborhood.
2. 1 auditor of the Company who had been appointed as a director of Club Nippon Co., Ltd. resigned as a director during the fiscal period.

< Year ended March 31, 2008 >

Directors and major individual shareholders

(Millions of Yen)

Type	Name	Address	Equity invested	Business Involved	Holding of the Company's voting right	Relationship details		Trade details	Trading volume	Balances to the related party
						Human	Business			
Companies whose voting rights are held by the directors of the Company and their relatives	Shokosha Ltd.	2-4-2, Nishikata Bunkyo-ku, Tokyo, Japan	130	Sales, exchanges and rental of real estate	Shokosha Ltd. holds 9.06% of voting rights of the Company directory.	1 director of the Company is also appointed as a director of Shokosha Ltd.	Rental of real estate	Rental of real estate through Heiwa Real Estate Co., Ltd.	13	—

Notes: The rental of real estates described above based on the rental contract between the Company and Heiwa Real Estate Co., Ltd. on the estates the latter took on lease from Shokosha Ltd. to be used as the Company's dormitory for female employees. The rental fee the Company pays to Heiwa Service Co., Ltd. is determined based on prices exercised around the neighborhood.

Per Share Information

Year ended March 31, 2007		Year ended March 31, 2008	
Net assets per share	279.70 Yen	Net assets per share	301.03 Yen
Net income per share	50.02 Yen	Net income per share	47.48 Yen
Fully diluted earnings per share	44.73 Yen	Fully diluted earnings per share	42.43 Yen

Note: Calculation basis of per share information is as follows:

1. Net assets per share

Items	Year ended March 31, 2007	Year ended March 31, 2008
Total net assets on the balance sheets (Millions of Yen)	75,281	81,044
Net assets attributed to common stock (Millions of Yen)	75,281	81,044
Breakdown of difference (Millions of Yen)	—	—
Number of common stock outstanding (Thousands of shares)	269,183	269,254
Number of common stock held in treasury (Thousands of shares)	32	32
Number of common stock included in the calculation of net assets per share (Thousands of shares)	269,151	269,222

2. Net income and fully diluted earnings per share

Items	Year ended March 31, 2007	Year ended March 31, 2008
Net income on the statements of income (Millions of Yen)	13,444	12,781
Net income attributed to common stock (Millions of Yen)	13,444	12,781
Net income not attributed to common stock (Millions of Yen)	–	–
Average number of common stock outstanding (Thousands of shares)	268,771	269,197
Breakdown of increase of common stock considered in the calculation of fully diluted earnings per share (Thousands of shares) New share purchase rights (Thousands of shares)	31,783	32,024
Increase of common stock (Thousands of shares)	31,783	32,024
Number of new-share purchase rights or others without dilution effects which are not considered in the calculation of fully diluted earnings per share	1 class of new-share purchase rights. Residual securities: 549,000 shares Details are given in "Part 4 Corporate Profiles – 1 Number of shares – (2) New-Share Purchase Rights".	1 class of new-share purchase rights. Residual securities: 477,000 shares Details are given in "Part 4 Corporate Profiles – 1 Number of shares – (2) New-Share Purchase Rights".

Subsequent Events

No relevant items.

[5] Supporting Schedule to the Consolidated Financial Statements

v) Bonds

(Millions of Yen)

Issuer Company	Name	Date of Issuance	As of March 31, 2007	As of March 31, 2008	Interest rate	Collateral	Date of Maturity
Matsui Securities Co., Ltd.	Unsecured Straight Bonds #3	May 18, 2004	20,000	20,000	1.40%	None	May 18, 2009
Matsui Securities Co., Ltd.	Unsecured Straight Bonds #4	January 26, 2006	20,000	20,000 (20,000)	0.84%	None	January 26, 2009
Matsui Securities Co., Ltd.	Convertible Bonds	November 17, 2003	39,800	39,800	—	None	March 31, 2011
Total		—	79,800	79,800 (20,000)	—	—	—

Note:

1. The number in parentheses of As of March 31, 2008 shows the redemption schedule of bonds within 1 year.

2. The status of convertible bonds with new share purchase rights

	Value of issuance of rights	Price of issuance of stock	Total value of issuance	Total value of issuance of stocks by exercise of rights	Grant ratio of rights	Period of exercise of rights	Note on substitutional payment
Matsui Securities Co., Ltd. Common stocks	Gratis	1,244.4 Yen	40,000 Million Yen	200 Million Yen	100%	From December 1, 2003 to March 17, 2011	Note

Note: The amount equivalent to the bonds issued is to be treated as the fulfillment of the payment on the exercise of the rights.

3. The redemption schedule of bonds within 5 years from March 31, 2008 is as follows.

(Millions of Yen)

Within 1 year	Over 1 year and Within 2 years	Over 2 year and Within 3 years	Over 3 year and Within 4 years	Over 4 year and Within 5 years
20,000	20,000	39,800	—	—

vi)Borrowings

(Millions of Yen)

Item	As of March 31, 2007	As of March 31, 2008	Average Interest Rate (%)	Maturity
Short-term borrowings	148,000	5,500	1.08	—
Long-term borrowings to be repaid within 1 year	9,093	30,550	1.16	—
Long-term lease liabilities to be repaid within 1 year	—	—	—	—
Long-term borrowings excluding those to be repaid within 1 year	31,550	5,000	1.09	From June 1, 2009 to September 14, 2009
Long-term lease liabilities excluding those to be repaid within 1 year	—	—	—	—
Other interest-bearing liabilities:				
Commercial paper	1,000	—	—	—
Loans from securities finance companies to be repaid within 1 year	47,081	5,679	1.11	—
Total	236,723	46,729	—	—

Note:

1 The repayment schedule of long-term borrowings and other interest-bearing debts are as follows.

(Millions of Yen)

Item	Over 1 year and Within 2 years	Over 2 year and Within 3 years	Over 3 year and Within 4 years	Over 4 year and Within 5 years
Long-term borrowings	5,000	—	—	—

2 “Average Interest Rate” is the weighted average interest rate as of March 31, 2008.

[2] Others

No relevant items

2 Non-Consolidated Financial Statements and Others

(1) Non-Consolidated Financial Statements

[1] Non-Consolidated Balance Sheets

Item	Note	March 31, 2007			March 31, 2008		
		Millions of Yen		%	Millions of Yen		%
(Assets)							
I Current Assets							
Cash and bank deposits			15,914			22,738	
Cash segregated as deposits			268,026			208,012	
Cash in trust			75,700			41,503	
Trading assets			1			3,059	
Trading securities and others		1			—		
Derivatives		—			3,059		
Net receivables arising from pre-settlement date trades			174			1	
Margin account assets:			433,446			207,232	
Loans receivable from customers		430,420			203,823		
Cash deposited as collateral for securities borrowed from securities finance companies		3,026			3,408		
Receivables on collateralized securities transactions:			1,508			708	
Cash deposited as collateral for securities borrowed		1,508			708		
Receivables from customers and others			34			65	
Receivables from customers		34			65		
Others:		0			0		
Short-term guarantee deposits			28,436			15,349	
Advances paid			0			1	
Prepaid expenses			182			163	
Accounts receivable			11			0	
Accrued income			5,564			4,260	
Deferred income taxes			503			523	
Others			2,608			2,553	
Allowance for doubtful accounts			(281)			(279)	
Total current assets			831,825	99.1		505,888	98.6
II Fixed assets							
1 Tangible fixed assets			758	0.1		684	0.1
Buildings	※1	336			316		
Equipment and instruments	※1	231			177		
Land		191			191		
2 Intangible assets			2,949	0.3		3,291	0.6
Software		2,926			3,274		
Telephone subscription rights		9			8		
Others		14			8		
3 Investments and others			3,882	0.5		3,433	0.7
Investment securities		1,882			343		
Shares of affiliated companies		450			450		
Investment in partnership		3			2		
Long-term loans receivable		205			211		
Long-term guarantee deposits		264			288		
Long-term prepaid expenses		7			3		
Deferred income taxes		1,203			2,099		
Others		496			1,241		
Allowance for doubtful accounts		(628)			(1,204)		
Total fixed assets			7,588	0.9		7,407	1.4
Total assets			839,414	100.0		513,296	100.0

Item	Note	March 31, 2007			March 31, 2008		
		Millions of Yen		%	Millions of Yen		%
(Liabilities)							
I Current liabilities							
Trading liabilities:			—			175	
Derivatives		—			175		
Margin account liabilities:			79,476			29,720	
Loans from securities finance companies	※2	47,081			5,679		
Proceeds of securities sold on customers' account		32,396			24,041		
Payables on collateralized securities transactions:			86,038			22,278	
Cash deposits as collateral for securities loaned		86,038			22,278		
Deposits received:			146,841			119,965	
Deposits received from customers		144,132			119,328		
Others		2,709			637		
Guarantee money received			171,506			128,036	
Suspense account for undelivered securities			—			16	
Short-term borrowings			157,093			36,050	
Commercial paper			1,000			—	
Bonds due within one year			—			20,000	
Deferred revenue			78			61	
Accounts payable			125			447	
Accrued expenses			2,080			1,926	
Accrued income taxes			4,917			4,759	
Accrued bonuses			82			136	
Others			0			—	
Total current liabilities			649,236	77.3		363,568	70.8
II Long-term liabilities							
Bonds			40,000			20,000	
Convertible bonds			39,800			39,800	
Long-term borrowings			31,550			5,000	
Reserve for retirement bonuses for directors and auditors			206			206	
Total long-term liabilities			111,556	13.3		65,006	12.7
III Statutory reserves							
Reserve for securities transactions	※4		3,399			3,746	
Total statutory reserves			3,399	0.4		3,746	0.7
Total liabilities			764,192	91.0		432,320	84.2

Item	Note	March 31, 2007 Millions of Yen		%	March 31, 2008 Millions of Yen		%
(Net assets)							
I Shareholders' equity							
1 Common stock			11,922	1.4		11,942	2.3
2 Capital surplus							
(1) Additional paid-in capital		9,770			9,790		
Total capital surplus			9,770	1.2		9,790	1.9
3 Earned surplus							
(1) Earned surplus reserves		159			159		
(2) Other earned surplus							
Special purpose reserves		4,250			4,250		
Earned surplus carried forward		48,279			54,860		
Total earned surplus			52,688	6.3		59,268	11.6
4 Treasury stock			(22)	(0.0)		(22)	(0.0)
Total shareholders' equity			74,357	8.9		80,977	15.8
II Valuation and translation adjustments							
1 Net unrealized gain (loss) on investment securities, net of taxes			865			(2)	
Total valuation and translation adjustments			865	0.1		(2)	(0.0)
Total net assets			75,222	9.0		80,975	15.8
Total liabilities and net assets			839,414	100.0		513,296	100.0

[2] Non-Consolidated Statements of Income

Item	Note	Year ended March 31, 2007			Year ended March 31, 2008		
		Millions of Yen		%	Millions of Yen		%
I Operating revenues							
Commissions			26,936			24,521	
Brokerage commissions		24,386			22,085		
Underwriting and selling commissions		58			11		
Subscription and distribution commissions		24			2		
Others		2,468			2,424		
Net gain (loss) on trading	※1		(73)			9	
Interest and dividend income	※2		16,828			15,384	
Total operating revenues			43,691	100.0		39,915	100.0
II Interest expenses	※3		2,984			3,226	
Net Operating revenues			40,708	93.2		36,689	91.9
III Selling, general and administrative expenses							
Transaction related expenses	※4	5,182			4,601		
Employees' compensation and benefits	※5	1,994			2,166		
Occupancy and rental	※6	428			459		
Data processing and office supplies	※7	8,848			6,752		
Depreciation		1,248			1,072		
Duties and taxes other than income taxes	※8	280			239		
Provision of allowance for doubtful accounts		-			586		
Others	※9	185			160		
Total selling, general and administrative expenses			18,163	41.6		16,035	40.2
Operating income			22,544	51.6		20,654	51.7
IV Non-operating income							
Compensation income for damages		96			7		
Dividend income		63			59		
Others		30			22		
Total non-operating income			189	0.4		88	0.2
V Non-operating expenses							
Commissions on syndicated loans		4			3		
Others		20			6		
Total non-operating expenses			24	0.0		9	0.0
Ordinary income			22,709	52.0		20,732	51.9

		Year ended March 31, 2007			Year ended March 31, 2008		
Item	Note	Millions of Yen		%	Millions of Yen		%
VI Special profits							
Gain on sales of investment securities		332			1,110		
Reversal of allowance for doubtful accounts		200			—		
Total special profits			532	1.2		1,110	2.8
VII Special losses							
Loss on sales and disposals of property and equipment	※10	7			0		
Provision for statutory reserves		604			346		
Devaluation loss on telephone subscription rights		0			0		
Devaluation loss on investment securities		51			1		
Others		-			0		
Total special losses			662	1.5		348	0.8
Income before income taxes			22,579	51.7		21,494	53.9
Income taxes - current		8,720			9,045		
Income taxes - deferred		410	9,130	20.9	(321)	8,723	21.9
Net income			13,449	30.8		12,771	32.0

[3] Non-Consolidated Statements of Changes in Net Assets

(Year ended March 31, 2007) (Millions of Yen)

	Shareholders' equity								
	Common stock	Capital surplus		Earned surplus				Treasury stock	Total shareholders' equity
		Capital reserve	Total Capital surplus	Earned reserve	Other earned surplus		Total Earned surplus		
					Special purpose reserves	Earned surplus carried forward			
Balance as of March 31, 2006	11,750	9,598	9,598	159	4,250	41,024	45,433	(22)	66,760
Changes in the current term									
Issuance of new shares	172	172	172						344
Dividends from capital and earned surplus						(6,194)	(6,194)		(6,194)
Net income						13,449	13,449		13,449
Purchase of treasury stock								(0)	(0)
Net change of items other than shareholders' equity									
Total changes in the current term	172	172	172	—	—	7,255	7,255	(0)	7,598
Balance as of March 31, 2007	11,922	9,770	9,770	159	4,250	48,279	52,688	(22)	74,357

	Valuation and translation adjustments		Total net assets
	Net unrealized gain (loss) on investment securities, net of taxes	Total valuation and translation adjustments	
Balance as of March 31, 2006	822	822	67,581
Changes in the current term			
Issuance of new shares			344
Dividends from capital and earned surplus			(6,194)
Net income			13,449
Purchase of treasury stock			(0)
Net change of items other than shareholders' equity	43	43	43
Total changes in the current term	43	43	7,641
Balance as of March 31, 2007	865	865	75,222

(Year ended March 31, 2008) (Millions of Yen)

	Shareholders' equity								
	Common stock	Capital surplus		Earned surplus				Treasury stock	Total shareholders' equity
		Capital reserve	Total Capital surplus	Earned reserve	Other earned surplus		Total Earned surplus		
					Special purpose reserves	Earned surplus carried forward			
Balance as of March 31, 2007	11,922	9,770	9,770	159	4,250	48,279	52,688	(22)	74,357
Changes in the current term									
Issuance of new shares	20	20	20						40
Dividends from capital and earned surplus						(6,190)	(6,190)		(6,190)
Net income						12,771	12,771		12,771
Purchase of treasury stock								(0)	(0)
Net change of items other than shareholders' equity									
Total changes in the current term	20	20	20	—	—	6,581	6,581	(0)	6,620
Balance as of March 31, 2008	11,942	9,790	9,790	159	4,250	54,860	59,268	(22)	80,977

	Valuation and translation adjustments		Total net assets
	Net unrealized gain (loss) on investment securities, net of taxes	Total valuation and translation adjustments	
Balance as of March 31, 2007	865	865	75,222
Changes in the current term			
Issuance of new shares			40
Dividends from capital and earned surplus			(6,190)
Net income			12,771
Purchase of treasury stock			(0)
Net change of items other than shareholders' equity	(867)	(867)	(867)
Total changes in the current term	(867)	(867)	5,753
Balance as of March 31, 2008	(2)	(2)	80,975

Significant Accounting Policies for the Non-Consolidated Financial Statements

	Year ended March 31, 2007	Year ended March 31, 2008
1. Valuation of Significant Assets	(1) Securities and derivatives classified as trading assets: Securities and derivatives classified as trading assets are carried at fair value.	(1) Securities and derivatives classified as trading assets: Same as the left column.
	(2) Securities not classified as trading assets: Shares of affiliate companies: Shares of affiliate companies are stated at cost determined on a moving average method. Other securities, such as available-for-sale securities, whose fair values: Other securities, such as available-for-sale securities, whose fair values are readily determinable, are readily determinable, are carried at fair value with unrealized gains or losses included as a component of net assets, net of applicable income taxes. Other securities not publicly quoted: Other securities not publicly quoted are stated at cost determined on the moving average method. Investments in investment funds are stated at the proportional net value of the Company's interest to the total fund interest. Derivatives: Derivatives are carried at fair value.	(2) Securities not classified as trading assets: Shares of affiliate companies: Same as the left column. Other securities, such as available-for-sale securities, whose fair values Same as the left column. Other securities not publicly quoted: Same as the left column.

	Year ended March 31, 2007	Year ended March 31, 2008
2. Depreciation of Fixed Assets	(1) Tangible fixed assets The Company applies the straight-line method. The useful life for depreciation is 15 to 40 years for buildings and 4 to 10 years for equipment and instruments.	(1) Tangible fixed assets Same as the left column. (Changes in accounting policies) In accordance with revision of the Corporate Tax Law (the Law amending Income Tax Law (Law No.6, March 30, 2007) and the Government Ordinance amending Implementation Ordinance of Corporate Tax Law (Government Ordinance No.83, March 30, 2007)), the Company has changed its depreciation method of tangible fixed assets acquired on or after April 1, 2007 to the method based on the revised Corporate Tax Law. The effect of this change on the financial statements is immaterial. (Additional information) The Company has applied new depreciation method for the assets acquired on or before March 31, 2007. Under the new depreciation method, the assets acquired on or before March 31, 2007 are depreciated using the straight-line method for the following five years after the fiscal year when they have been depreciated to their depreciation limits that were defined under the old method. The effect of this change on the financial statements is immaterial.
	(2) Intangible assets The straight-line method is primarily applied. Software for in-house use is depreciated under the straight-line method based on an internal estimated useful life (within 5 years).	(2) Intangible assets Same as the left column

	Year ended March 31, 2007	Year ended March 31, 2008
3. Accounting Policies for Significant Provisions	(1) Allowance for doubtful accounts An allowance for doubtful accounts is provided for estimated uncollectible doubtful accounts at an amount specifically assessed plus an amount computed based on historical loss experience. (2) Accrued bonuses Estimated amount of employees' bonuses is accrued. (3) Reserve for Securities Transactions The Company accounts for Reserve for Securities Transactions for possible customer losses by default of the securities company on securities transactions according to article 51 of the Securities Exchange Law and the Article 35 of the "Cabinet Office Ordinance Concerning Securities Companies."	(1) Allowance for doubtful accounts Same as the left column. (2) Accrued bonuses Same as the left column. (3) Reserve for Securities Transactions The Company accounts for a Reserve for Securities Transactions for possible customer losses by default of the securities company on securities transactions according to Article 51 of the former Securities Exchange Law based on the Article 40 of the supplementary provision of the Financial Instruments and Exchange Law.
4. Lease Transactions	Financial leases that do not transfer ownership to lessees are not capitalized and are accounted for in the same manner as operating leases ("non-capitalized finance leases").	Same as the left column.
5.Hedge accounting	(1) Hedge accounting method The Company is eligible for the application of the allowed alternative method for interest rate swaps. The Company accounts for interest rate swap trading pursuant to the allowed alternative method. (2) Means for hedging and objective of hedging (Hedging instruments) Interest rate swap (Hedging items) Borrowings and others (3) Hedging policy The Company and its subsidiary use interest rate swap trading to limit exposures to fluctuations in interest rates. The objective of hedging is identified for each individual contract. (4) Judgment for effectiveness of hedging The Company omits judgment for hedging due to the allowed alternative method.	(1) Hedge accounting method Same as the left column. (2) Means for hedging and objective of hedging Same as the left column. (3) Hedging policy Same as the left column. (4) Judgment for effectiveness of hedging Same as the left column.
6. Other material items	Consumption taxes National and local consumption taxes are separately recorded.	Consumption taxes Same as the left column.

Significant Accounting Policies for the Financial Statements

Year ended March 31, 2007	Year ended March 31, 2008
The Company has adopted "Accounting Standard for the Presentation of Net Assets in the Balance Sheet" (Accounting Standard Board of Japan, Statement No. 5, Dec. 9, 2005) and "Guideline for the Application of Accounting Standard for the Presentation of Net Assets in the Balance Sheet" (Accounting Standard Board of Japan, Statement No. 8, Dec. 9, 2005)" for this fiscal year. The amount corresponding to the conventional "Shareholders' Equity" in the balance sheet is 75,222 million yen. Financial statements are presented according to the revision of "Regulations of Financial Statements".	―――――――

Notes to Non-Consolidated Financial Statements

Notes to Non-Consolidated Balance Sheet

As of March 31, 2007	As of March 31, 2008
※1 Accumulated depreciation deducted from tangible fixed assets is as follows. (Millions of Yen) Buildings 123 Equipment and instruments 284 Total 407	※1 Accumulated depreciation deducted from tangible fixed assets is as follows. (Millions of Yen) Buildings 144 Equipment and instruments 344 Total 487
※2 Assets collateralized: None of the assets are collateralized. Note: The securities bought by customers using money loaned from the Company's own fund, of which fair value amounted to 2,986 million yen are collateralized for the loans from securities finance companies. 24,699 million yen of the guarantee securities received from customers are collateralized for loans from securities finance companies.	※2 Assets collateralized: None of the assets are collateralized. Note: The securities bought by customers using money loaned from the Company's own fund, of which fair value amounted to 2,256 million yen are collateralized for the loans from securities finance companies. 9,199 million yen of the guarantee securities received from customers are collateralized for loans from securities finance companies.
3 Fair value of securities received and deposited are as follows. (Excluding those listed in the previous note):	3 Fair value of securities received and deposited are as follows. (Excluding those listed in the previous note):
(1) Securities deposited (Millions of Yen) ①Securities lent for customers' short positions in margin trading 35,395 ②Collateralized securities for loans from securities finance companies 46,794 ③Securities loaned out in securities loaned vs. cash transactions 97,453 ④Long-term guarantee securities deposited 3,991 ⑤Securities pledged as collateral for short-term guarantee 5,694	(1) Securities deposited (Millions of Yen) ①Securities lent for customers' short positions in margin trading 24,502 ②Collateralized securities for loans from securities finance companies 5,513 ③Securities loaned out in securities loaned vs. cash transactions 29,610 ④Long-term guarantee securities deposited 6,391 ⑤Securities pledged as collateral for short-term guarantee 9,010
(2) Securities received (Millions of Yen) ①Securities received for customers' long positions in margin trading 395,534 ②Securities borrowed from securities finance companies 3,087 ③Securities received in securities borrowed vs. cash transactions 1,423 ④Guarantee securities received from customers 434,479 ⑤Securities received from customers as collateral for short-term guarantee 2,594	(2) Securities received (Millions of Yen) ①Securities received for customers' long positions in margin trading 157,640 ②Securities borrowed from securities finance companies 3,407 ③Securities received in securities borrowed vs. cash transactions 678 ④Guarantee securities received from customers 274,464 ⑤Securities received from customers as collateral for short-term guarantee 2,529
※4 The Company accounts for a Reserve for Securities Transactions for possible customer losses by default of the securities company on securities transactions according to Article 51 of the Securities Exchange Law.	※4 The Company accounts for a Reserve for Securities Transactions for possible customer losses by default of the securities company on securities transactions according to Article 51 of the former Securities Exchange Law based on the Article 40 of the supplementary provision of the Financial Instruments and Exchange Law.

Notes to Non-Consolidated Statement of Income

Year ended March 31, 2007	Year ended March 31, 2008
※1 Breakdown of net gain on trading	※1 Breakdown of net gain on trading

※1 Breakdown of net gain on trading (Millions of Yen)

	Year ended March 31, 2007	Year ended March 31, 2008
Stocks	(82)	(0)
Bonds	9	9
Total	(73)	(9)

※2 Breakdown of interest and dividend income (Millions of Yen)

	Year ended March 31, 2007	Year ended March 31, 2008
Interest on margin trading	14,666	12,805
Interest received for the securities lending	1,305	813
Others	857	1,766
Total	16,828	15,384

※3 Breakdown of interest expense (Millions of Yen)

	Year ended March 31, 2007	Year ended March 31, 2008
Interest expense on margin trading	983	840
Interest paid for the borrowings from finance companies on margin trading	311	276
Interest paid	1,469	1,845
Others	221	265
Total	2,984	3,226

※4 Breakdown of transaction related expenses (Millions of Yen)

	Year ended March 31, 2007	Year ended March 31, 2008
Commissions paid	747	693
Membership fees for stock exchanges and securities associations	.1,244	.1,059
Communications expenses	.2,248	.2,228
Travel and transportation expenses	13	10
Advertisements	920	602
Entertainment and social Expenses	10	9
Total	5,182	4,601

※5 Breakdown of employees' compensation and benefits (Millions of Yen)

	Year ended March 31, 2007	Year ended March 31, 2008
Directors' and auditors' compensation	329	282
Employees' compensation	715	670
Other compensation	697	908
Welfare expenses	172	170
Provision of allowance for employees' bonuses	81	136
Total	1,994	2,166

※6 Breakdown of occupancy and rental (Millions of Yen)

	Year ended March 31, 2007	Year ended March 31, 2008
Occupancy and rental fee	317	346
Equipment and instruments expenses	111	114
Total	428	459

Year ended March 31, 2007	Year ended March 31, 2008
※7 Breakdown of data processing and office supplies (Millions of Yen) Data processing and outsourcing cost of operations 8,836 Office supplies 12 Total 8,848	※7 Breakdown of data processing and office supplies (Millions of Yen) Data processing and outsourcing cost of operations 6,745 Office supplies 7 Total 6,752
※8 Breakdown of duties and taxes other than income taxes (Millions of Yen) Property taxes and automobile taxes 8 Official fees 88 Consumption tax 26 Enterprise tax (reduction on VAT and capital levy) 152 Others 6 Total 280	※8 Breakdown of duties and taxes other than income taxes (Millions of Yen) Property taxes and automobile taxes 8 Official fees 48 Consumption tax 23 Enterprise tax (reduction on VAT and capital levy) 155 Others 5 Total 239
※9 Breakdown of Others (Millions of Yen) Printing cost 10 Water, lighting and heating 27 Library expenses 4 Training 5 Employee recruitment costs 6 Sales Promotions 74 Miscellaneous 59 Total 185	※9 Breakdown of Others (Millions of Yen) Printing cost 6 Water, lighting and heating 33 Library expenses 4 Training 3 Employee recruitment costs 9 Sales Promotions 39 Miscellaneous 67 Total 160
※10 Breakdown of loss on sales and disposals of property and equipment (Millions of Yen) Loss on disposals Equipment and instruments 0 Software 7 Total 7 Loss on sales Equipment and instruments 0 Total 0	※10 Breakdown of loss on sales and disposals of property and equipment (Millions of Yen) Loss on disposals Equipment and instruments 0 Total 0 Loss on sales —

Notes to Non-Consolidated Statements of Changes in Net Assets

(Year ended March 31, 2007)

Types and number of outstanding shares and treasury stock

(Number of shares)

	Number of shares as of March. 31, 2006	Number of shares increased in the year ended March 31, 2007	Number of shares decreased in the year ended March 31, 2007	Number of shares as of March 31, 2007
Treasury stock				
Common stock	31,426	410	–	31,836
Total	31,426	410	–	31,836

Note: Increase of treasury stock is a result of the purchase of odd-lot shares.

(Year ended March 31, 2008)

Types and number of outstanding shares and treasury stock

(Number of shares)

	Number of shares as of March. 31, 2007	Number of shares increased in the year ended March 31, 2008	Number of shares decreased in the year ended March 31, 2008	Number of shares as of March 31, 2008
Treasury stock				
Common stock	31,836	302	–	32,138
Total	31,836	302	–	32,138

Note: Increase of treasury stock is a result of the purchase of odd-lot shares.

Notes to Lease Transactions

(Millions of Yen)

Year ended March 31, 2007	Year ended March 31, 2008
Financing lease transactions other than those where title of the property is transferred to lessee	Financing lease transactions other than those where title of the property is transferred to lessee
1. Acquisition costs equivalent, accumulated depreciation equivalent and equivalent of balance at the end of period	1. Acquisition costs equivalent, accumulated depreciation equivalent and equivalent of balance at the end of period
(Millions of Yen) Acquisition price equivalent: Equipment and instruments 10 Total 10	(Millions of Yen) Acquisition price equivalent: Equipment and instruments 10 Total 10
Accumulated depreciation equivalent: Equipment and instruments 1 Total 1	Accumulated depreciation equivalent: Equipment and instruments 3 Total 3
Equivalent of balance at end of period: Equipment and instruments 9 Total 9	Equivalent of balance at end of period: Equipment and instruments 7 Total 7
2. Present value of future lease payments Within 1 year 2 Over 1 year 7 Total 9	2. Present value of future lease payments Within 1 year 2 Over 1 year 5 Total 7
3. Lease charge paid, depreciation equivalent and interest equivalent (Millions of Yen) Lease charge paid 2 Depreciation equivalent 1 Interest equivalent 0	3. Lease charge paid, depreciation equivalent and interest equivalent (Millions of Yen) Lease charge paid 2 Depreciation equivalent 2 Interest equivalent 0
4. Calculation method for depreciation equivalent The lease term is regarded as a durable period and the residual value is regarded as zero.	4. Calculation method for depreciation equivalent Same as the left column.
5. Calculation method for interest equivalent The difference between the total amount of future lease payments and the acquisition cost equivalent is regarded as the interest equivalent, which is allocated to each of the fiscal periods using the interest method.	5. Calculation method for interest equivalent Same as the left column.

Notes to Securities held

The shares of the Company's subsidiary do not have a market price for the years ended March 31, 2007 and 2008.

Notes to Tax Effect Accounting

As of March 31, 2007		As of March 31, 2008	
1 Significant components of deferred income tax assets		1 Significant components of deferred income tax assets	
	(Millions of Yen)		(Millions of Yen)
Deferred tax assets		Deferred tax assets	
Accrued enterprise tax	367	Accrued enterprise tax	354
Excess of allowance for doubtful accounts	352	Excess of allowance for doubtful accounts	523
Reserve for retirement bonuses for directors and auditors	84	Reserve for retirement bonuses for directors and auditors	84
Excess of reserve for securities transactions	1,384	Excess of reserve for securities transactions	1,525
Accrued bonuses	33	Accrued bonuses	55
Devaluation loss on investment securities	43	Devaluation loss on investment securities	44
Others	37	Others	38
Total deferred tax assets	2,300	Total deferred tax assets	2,623
Deferred tax liabilities			
Excess of reserve for securities transactions	(593)		
Total deferred tax liabilities	(593)		
Net balance of deferred tax assets	1,707		
2 A reconciliation between the nominal statutory income tax rate to the effective income tax rate reported in the consolidated statements of income		2 A reconciliation between the nominal statutory income tax rate to the effective income tax rate reported in the consolidated statements of income	
Notes are omitted since the difference between the nominal statutory income tax rate to the effective income tax rate is less than 5/100 of the nominal statutory income tax rate.		Same as the left column.	
		3 Impact of possible corporation tax rate change after the end of fiscal period Provisional Law on Corporate Tax (Law No.25, 2008) was promulgated on April 30, 2008. However, the effect of this change on the financial statements for the year ending March 31, 2009 is considered immaterial.	

Per Share Information

Year ended March 31, 2007		Year ended March 31, 2008	
Net assets per share	279.48 Yen	Net assets per share	300.78 Yen
Net income per share	50.04 Yen	Net income per share	47.44 Yen
Fully diluted earnings per share	44.75 Yen	Fully diluted earnings per share	42.40 Yen

Note: Calculation basis of per share information is as follows.

1. Net assets per share

Items	Year ended March 31, 2007	Year ended March 31, 2008
Total net assets on the balance sheets (Millions of Yen)	75,222	80,975
Net assets attributed to common stock (Millions of Yen)	75,222	80,975
Breakdown of difference (Millions of Yen)	—	—
Number of common stock outstanding (Thousands of shares)	269,183	269,254
Number of common stock held in treasury (Thousands of shares)	32	32
Number of common stock included in the calculation of net assets per share (Thousands of shares)	269,151	269,222

2. Net income and fully diluted earnings per share

Items	Year ended March 31, 2007	Year ended March 31, 2008
Net income on the statements of income (Millions of Yen)	13,449	12,771
Net income attributed to common stock (Millions of Yen)	13,449	12,771
Net income not attributed to common stock (Millions of Yen)	—	—
Average number of common stock outstanding (Thousands of shares)	268,771	269,197
Breakdown of increase of common stock considered in the calculation of fully diluted earnings per share (Thousands of shares)		
New share purchase rights (Thousands of shares)	31,783	32,024
Increase of common stock (Thousands of shares)	31,783	32,024
Number of new-share purchase rights or others without dilution effects which are not considered in the calculation of fully diluted earnings per share	1 class of new-share purchase rights. Residual securities: 549,000 shares Details are given in "Part 4 Corporate Profiles – 1 Number of shares – (2) New-Share Purchase Rights".	1 class of new-share purchase rights. Residual securities: 477,000 shares Details are given in "Part 4 Corporate Profiles – 1 Number of shares – (2) New-Share Purchase Rights".

Subsequent Events

No relevant items.

[4] Supporting Schedules

i) List of investment securities

According to the Article 124 of Regulations on Financial Statements, a detailed list of investment securities whose book value as of March 31, 2008 totals less than 1/100 of the total assets is omitted.

ii) Fixed Assets

(Millions of Yen)

		As of March 31, 2007	Increase in the current period	Decrease in the current period	As of March 31, 2008	Accumulated Depreciation and Amortization	Depreciation expensed in the current period	Net Value of assets
Tangible	Buildings	459	0	—	460	144	20	316
	Equipment And instruments	514	8	2	521	344	62	177
	Land	191	–	0	191	—	—	191
	Total	1,165	8	2	1,171	487	82	684
Intangible	Software	6,675	1,331	1	8,005	4,731	983	3,274
	Telephone subscription rights	17	—	0	17	9	1	8
	Others	41	—	—	41	33	6	8
	Total	6,733	1,331	2	8,063	4,772	989	3,291
Long-term prepaid expenses		22	1	18	5	2	5	3

Note: The increase in software is due to the capitalization of upgrade costs for the online securities trading system "Netstock" or due to acquisitions in response to the introduction of new services during the current year.

iii) Schedule for Provisions

(Millions of Yen)

Item	Balance as of March 31, 2007	Increase	Decrease		Balance as of March 31, 2008
			Appropriation	Other	
Allowance for doubtful account	909	867	12	281	1,483
Accrued bonuses	82	136	82	—	136
Reserve for securities transactions	3,399	346	—	—	3,746

Note: The decrease of allowance for doubtful account is the reversal according to the yearly recalculation of the allowance.

(2) Breakdown of Major Assets and Liabilities

[1] Assets

i) Cash in hand and at banks

	Book value (Millions of Yen)
Cash in hand	2
Cash at banks	22,736
Demand deposits	16,496
Ordinary deposits	6,205
Segregated deposits	36
Total	22,738

ii) Cash segregated as deposits

	Book value (Millions of Yen)
Trusted money segregated for customers as fiduciary assets	208,000
Others	12
Total	208,012

iii) Cash in trust

	Book value (Millions of Yen)
Cash in trust	41,503
Total	41,503

iv) Margin account assets

	Book value (Millions of Yen)
Loans receivable from customers	203,823
Cash deposits as collateral for securities borrowed from securities finance companies	3,408
Total	207,232

[2] Liabilities

i) Margin account liabilities

	Book value (Millions of Yen)
Loans from securities finance companies	5,679
Japan Securities Finance Co., Ltd	4,405
Osaka Securities Finance Co., Ltd.	1,174
Chubu Securities Financing Co., Ltd.	101
Proceeds of securities sold on customers' accounts	24,041
Total	29,720

ii)Deposits received

	Book value (Millions of Yen)
From customers	119,328
Others	637
Total	119,965

iii) Guarantee money received

	Book value (Millions of Yen)
Guarantee money received concerning margin trading	109,451
Others	18,585
Total	128,036

iv) Short-term borrowings

	Book value (Millions of Yen)
Sumitomo Mitsui Banking Corporation	5,000
Tokyo Syoken Credit Cooperative	500
Long-term borrowings due within one year	30,550
Total	36,050

v)Convertible Bonds

	Book value (Millions of Yen)
Zero Coupon Convertible Bonds due 2011	39,800
Total	39,800

[3] Others

No relevant items

Note: The Original Annual Securities Report includes the audit reports by PricewaterhouseCoopers Aarata for the consolidated and non-consolidated financial statements for the year ended March 31, 2007 and year ended March 31, 2008.

END